UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 27, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM TRANSFORMS INTO VEON1;

INTRODUCES NEW DIVIDEND POLICY ON THE BACK OF

IMPROVED RESULTS AND ROBUST OUTLOOK

KEY RESULTS AND DEVELOPMENTS

•	Delivered on all 2016 financial targets and generated USD 588 million of underlying equity free cash flow[2], as the Company returned to growth and its transformation gained traction

•	VimpelCom and CK Hutchison completed the Italy joint venture transaction

•	Introducing a new dividend policy effective immediately, with a 2016 dividend of US 23 cents per share, including US 3.5 cents paid in December 2016 as an interim dividend and a final dividend of US 19.5 cents expected to be paid in April 2017

•	VimpelCom to become VEON underscoring the ambition of its accelerated digital strategy with the launch of the VEON internet platform in all countries by the end of 2017, having successfully launched in Italy in Q4 2016

•	Partnerships signed with STUDIO+, Deezer and Mastercard

•	VEON plans a second listing on Euronext Amsterdam in Q2 2017 to broaden its European investor base on the back of an increasing free float

Q4 2016 RESULTS

•	Reported revenue and EBITDA positively impacted by contribution from Warid while currencies within VimpelCom’s footprint are strengthening versus the U.S. dollar

•	Reported service revenue increased 3% YoY, organically[3] stable, with strong results in Pakistan and Ukraine, offset by continued weakness in Algeria; strong organic performance in mobile data revenue of +27% YoY

•	Reported EBITDA of USD 783 million; underlying[4] EBITDA organically[3] increased 1.2% with a margin of 38.6%

•	Profit for the period attributable to VimpelCom shareholders of USD 1.6 billion, mainly driven by the gain on the closing of the Italy joint venture, partially offset by impairments, transformation costs and litigation provision

FY 2017 TARGETS7

•	Low single digit year-on-year organic growth for total revenue

•	Low single digit year-on-year organic accretion for underlying EBITDA margin

•	Underlying equity free cash flow[2] of USD 700-800 million in 2017 and more than USD 1 billion for 2018

Amsterdam (27 February 2017) – VimpelCom Ltd. (NASDAQ: VIP), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers, today announces financial and operating results for the quarter and year ended 31 December 2016.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

	4Q16		4Q15 reported (excl. Warid)	Reported YoY	Organic[3] YoY
USD million	reported (incl. Warid)	pro-forma (excl. Warid)
Total revenue[4], of which	2,354	2,275	2,296	2.5%	(0.2%)
mobile and fixed service revenue	2,244	2,170	2,188	2.5%	0.1%
of which mobile data revenue	399	391	310	28.7%	26.9%
EBITDA	783	774	811	(3.4%)	(2.5%)
EBITDA underlying[5]	910	893	898	1.3%	1.2%
EBITDA margin underlying (EBITDA underlying/total revenue)	38.6%	39.3%	39.1%	(0.5p.p.)	0.6p.p.
Profit/(loss) from continued operations	(273)	(264)	(153)	n.m
Profit/(loss) from discontinued operations	1,905	1,905	252	n.m
Profit/(loss) for the period attributable to VIP shareholders	1,643	1,652	58	n.m
Underlying equity free cash flow[2]	(156)	(282)	(115)	150%
Capital expenditures excl. licenses	754	679	649	16%
LTM capex excl. licenses/revenue	17.9%	17.4%	18.5%	(0.6p.p.)	(1.2%)
Net debt	7,162	6,834	5,496	30.3%
Net debt/LTM EBITDA underlying	2.0	1.9	1.4
Total mobile customers (millions)[6]	207.0	197.0	196.0	5.4%	0.2%
Total fixed-line broadband customers (millions)[6]	2.8	2.8	3.4	(18.6%)	(18.6%)

1)	The change of the Company’s name to VEON Ltd. is subject to approval of shareholders at a general meeting which will be held on 30 March 2017
2)	Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs and other one-off items
3)	Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including recent Warid acquisition (see Attachment E for reconciliations)
4)	The Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue
5)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment E for reconciliations
6)	Excluding Italy, including Warid
7)	FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Equity free cash flow is calculated at the target rates for 2017 (see Attachment E)

VimpelCom Ltd. Q4 2016  |  1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (CONTINUED)

	FY16		FY15	Reported YoY	Organic[1] YoY
USD million	reported (incl. Warid)	pro-forma (excl. Warid)	reported (excl. Warid)
Total revenue, of which	8,885	8,724	9,606	(7.5%)	1.0%
mobile and fixed service revenue	8,553	8,402	9,313	(8.2%)	0.5%
of which mobile data revenue	1,397	1,382	1,232	13.4%	25.9%
EBITDA	3,232	3,203	2,875	12.4%	26.6%
EBITDA underlying[2]	3,581	3,544	3,926	(8.8%)	1.4%
EBITDA margin underlying (EBITDA underlying/total revenue)	40.3%	40.6%	40.9%	(0.6p.p.)	0.2p.p.
Profit/(loss) from continued operations	(202)	(194)	(814)	n.m
Profit/(loss) from discontinued operations	2,708	2,708	263	n.m.
Profit/(loss) for the period attributable to VIP shareholders	2,414	2,423	(655)	n.m.
Underlying equity free cash flow[4]	588	568	40	n.m.
Capital expenditures excl. licenses	1,593	1,514	1,779	(10.5%)
LTM capex excl. licenses/revenue	17.9%	17.4%	18.5%	(0.6p.p.)	(1.2p.p.)
Operating cash flow (EBITDA underlying less capex)	1,988	2,030	2,147	(7.4%)
Operating cash flow margin (operating cash flow/total revenue)	22.4%	23.3%	22.3%	0.0p.p.	1.0p.p.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“Today is the start of a new and exciting era as VimpelCom becomes VEON. Our re-branding reflects an ambition to reinvent the company from a telecom company into a global tech leader. The launch of VEON, our new internet platform, will bring genuinely free messaging services, a fresh digital engagement model and new services from music to banking to consumers. Today we are delighted to announce global partnerships with STUDIO+, Deezer and Mastercard, each of which will be integrating new services into the platform for VEON users.

2016 was a significant year for VimpelCom as the Company’s fundamental transformation accelerated resulting in a return to organic growth, significant generation of underlying equity free cash flow and a strengthened balance sheet as it met all of its financial targets. As a result of this solid turnaround of VimpelCom, I am pleased to announce a new sustainable and progressive dividend policy, a total dividend of US 23 cents per share for 2016 and the plans to secure a dual listing on the Amsterdam stock exchange to broaden our investor base.”

1)	Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including recent the Warid acquisition; see Attachment E for reconciliations
2)	Underlying EBITDA excludes transformation costs and material exceptional items, see Attachment E for reconciliations of non-GAAP measures
3)	FY 2016 targets, except for leverage, excludes Warid financials, which were first consolidated starting from Q3 2016
4)	Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs and other one-off items

For definitions used herein and not defined, please see Attachment D

VimpelCom Ltd. Q4 2016  |  2

CONTENTS

MAIN EVENTS	4
GROUP PERFORMANCE	6
COUNTRY PERFORMANCE	11
CONFERENCE CALL INFORMATION	19
CONTENT OF THE ATTACHMENTS	21

PRESENTATION OF FINANCIAL RESULTS

VimpelCom’s results presented in this earnings release are based on IFRS and have not been audited. “EBITDA” or “reported EBITDA” presented in this document is called “Adjusted EBITDA” in the financial statements.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed further in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, operating cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment E.

The financial results for all of 2015 and the first 10 months of 2016 reflect the classification of Wind Italy as an asset held for sale pursuant to the announcement of the signing of an agreement to form a joint venture with 3 Italia in August 2015. Following the completion of this transaction, the Italy joint venture is treated as an investment in affiliate with effect from November 2016.

All comparisons are on a year-on-year basis unless otherwise stated.

VimpelCom Ltd. Q4 2016  |  3

MAIN EVENTS

•	Introducing a new dividend policy

•	VimpelCom to become VEON

•	VEON plans a second listing on Euronext Amsterdam

•	VimpelCom and CK Hutchison completed the Italy joint venture transaction

•	Obtained credit facilities of up to USD 2.25 billion

•	Cancellation of GDR program and completion of Share Buy-Back by Global Telecom Holding

•	Sale of Zimbabwe operations completed

NEW DIVIDEND POLICY APPROVED BY SUPERVISORY BOARD; FINAL 2016 DIVIDEND OF US 19.5 CENTS PER SHARE

The VimpelCom Supervisory Board has approved a new dividend policy and for the financial year ending 31 December 2016, VimpelCom intends to pay a dividend in the aggregate amount of US 23 cents per share comprised of US 3.5 cents per share paid as an interim dividend in December 2016 and US 19.5 cents per share as a final dividend.

The record date for the Company’s shareholders entitled to receive the final dividend payment has been set for 30 March 2017. It is expected that the final dividend will be paid in April 2017. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon.

Thereafter, VimpelCom is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow.

Equity free cash flow shall be defined as net cash flow from operating activities less net cash used in investing activities, as reported in the Company’s Consolidated Financial Statements.

VIMPELCOM TO CHANGE ITS NAME TO VEON

VimpelCom is rebranding to VEON after a significant turnaround and today announces that it will change its name to VEON, subject to shareholder approval at an Extraordinary General Meeting to be held on 30 March 2017.

The company has been significantly restructured and is returning to growth after years of decline. It has strengthened its portfolio with number one and strong number two positions in the vast majority of the markets in which it operates and has returned to organic growth in each of revenue, underlying EBITDA and cash flow and has resumed a meaningful dividend policy. The Group’s global culture and compliance structure have been overhauled and it has set a firm and ambitious digital vision and strategy that is catapulting the business firmly into the technology space.

The Company today is not the Company that it was 24 months ago and it is at this point that it is making its transition from a legacy telecoms business into its new future as a technology company, VEON.

Our Supervisory Board approved calling a special general meeting of shareholders on 30 March 2017 to approve the name change and amendments to the Company’s bye-laws.

VIMPELCOM LAUNCHES VEON, A NEW INTERNET PLATFORM TO MEET CONSUMERS FUTURE DIGITAL NEEDS

Following the successful launch in Italy, VimpelCom plans to roll out its new internet platform, VEON, across all its markets. VEON is a revolutionary internet platform that integrates powerful data analytics and artificial intelligence to finally put the user in control. With zero-rating as fundamental component of the service, VEON allows the user to stay connected for free, no matter the status of their data plan - even when they are out of credit.

VEON is developing partnerships with some of the world’s most popular, proven consumer and business brands, and also with local brands to transform the personal internet experience for customers in frontier markets: from transport to music; financial services to retail; and video to business innovation.

VimpelCom is also announcing partnerships with STUDIO+, Deezer and Mastercard today.

VEON PLANS A SECOND LISTING ON EURONEXT IN AMSTERDAM IN Q2 2017

Following the doubling of its free float to 20.1% in Q3 2016, VEON is planning a second listing1 in Q2 2017 on Euronext Amsterdam, where the Company has its headquarters with more than 500 staff including the global leadership team. The Company will list under its new name VEON (which is subject to shareholder approval) with a new ticker code VEON. Through this second listing, the Company aims to broaden its investor base, with potential inclusion in European indices and extended stock coverage.

The expected listing will be of the Company’s common shares, which may be exchanged for the Company’s shares listed on the NASDAQ Global Select Market. The ticker for the Company’s listing on NASDAQ will also change to VEON.

VIMPELCOM AND CK HUTCHISON COMPLETE ITALY JOINT VENTURE TRANSACTION

VimpelCom and CK Hutchison announced on 7 November 2016 that they had completed the transaction to combine their businesses to create the leading converged operator in Italy. WIND and 3 Italia are now formally under the joint ownership of VimpelCom and CK Hutchison. Maximo Ibarra, the former Chief Executive Officer of WIND, leads

1)	The company has appointed ING as its financial advisor and listing agent in connection with the planned Euronext Amsterdam listing

VimpelCom Ltd. Q4 2016  |  4

the joint venture as the Chief Executive Officer, supported by Dina Rivera, who serves as Merger Integration Officer, and Stefano Invernizzi, who serves as Chief Financial Officer.

VIMPELCOM SUCCESSFULLY ENTERS INTO A MULTI-CURRENCY TERM LOAN AND REVOLVING FACILITIES AGREEMENT OF UP TO USD 2.25 BILLION

VimpelCom has successfully entered into a new multi-currency term loan and revolving facilities agreement (the “TL/RCF”) of up to USD 2.25 billion for VimpelCom Holdings B.V. (“VIP Holdings”). The TL/RCF replaced the now cancelled USD 1.8 billion revolving credit facility signed in 2014. The term loan facility has a five-year tenor and the revolving credit facility has an initial tenor of three years, with VIP Holdings having the right to request two one-year extensions to the tenor of the revolving credit facility, subject to lender consent. Several international banks have committed to the TL/RCF in an aggregate amount of USD 2.108 billion. The TL/RCF includes an option to increase the amount of the facility up to the full amount of USD 2.25 billion, which would consist of a term loan facility of USD 562,500,000 and a revolving credit facility of USD 1,687,500,000. VIP Holdings will have the option to make each drawdown under the facilities in either U.S. dollars or euros.

CANCELLATION OF GLOBAL TELECOM HOLDING’S GDR PROGRAM APPROVED BY SHAREHOLDERS; GLOBAL TELECOM HOLDING COMPLETES SHARE BUY-BACK

The cancellation of the global depositary receipts (“GDR’s”) program as proposed by the Board of Directors of Global Telecom Holding S.A.E. (“GTH”) was approved during the extraordinary general assembly meeting of its shareholders on 6 February 2017. As a result, the listing of the GDRs on the Official List of the Financial Conduct Authority and the trading of GDRs on the Main Market for Listed Securities of the London Stock Exchange (the “GDR Listing”) will cease from around 20 March 2017 and GTH will keep its single listing on the Egyptian Stock Exchange in Cairo. GTH also launched a fixed price buy-back program to acquire up to 10% of its total issued share capital at a price of EGP 7.90 per share being a total consideration of up to EGP 4.1 billion (the “Share Buy-Back”). GTH launched the Share Buy-Back primarily to maximize shareholder value, to reduce GTH’s share capital and as a supportive action to the cancellation of its GDR Listing, in order to provide the holders of GDRs in GTH an opportunity to dispose of all or some of their GDRs prior to the cancellation of the GDR Listing. The offer period of the Share Buy-Back expired at 2.30 p.m. (EET) on 16 February 2017, with 1,328,092,079 ordinary shares in the issued share capital of GTH offered for sale and for which, in accordance with the terms of the Share Buy-Back, 524,569,062 shares, representing 10% of all issued ordinary shares, were accepted for sale by GTH on a pro-rata basis.

VIMPELCOM AND GLOBAL TELECOM HOLDING COMPLETE SALE OF ZIMBABWE OPERATIONS

VimpelCom’s 51.9% owned subsidiary Global Telecom Holding has completed the previously announced sale of Telecel International to ZARNet Limited in Zimbabwe for a total consideration of USD 40 million, approximately half of which has been paid in cash, with the balance in the form of a loan to the government. Telecel International owns 60% of Telecel Zimbabwe Ltd. and ZARNet is wholly owned by the Government of the Republic of Zimbabwe through the Ministry of Information Communication Technology, Postal and Courier Services.

VimpelCom Ltd. Q4 2016  |  5

GROUP PERFORMANCE

FY 2016 IN LINE WITH TARGETS1

•	Service revenue of USD 8.4 billion, organic growth of 0.5% YoY

•	Underlying EBITDA margin of 40.6%, organically increased 0.2 percentage points

•	Capex to revenue of 17.4%

•	Underlying operating cash flow margin of 23.3%, organically increased 1 percentage point

•	Net debt to EBITDA ratio of 2.0x

Q4 2016

•	Reported service revenue increased 3% YoY, organically stable YoY

•	Reported EBITDA of USD 783 million includes exceptional costs of USD 127 million, mainly related to performance transformation and litigation provisions; underlying EBITDA organically increased 1.2% YoY

•	Profit for the period attributable to VimpelCom shareholders of ~USD 1.6 billion, mainly driven by the gain from the Italy joint venture, partially offset by impairments, transformation costs and litigation provision

FINANCIALS BY COUNTRY

USD million	4Q16	4Q15	Reported YoY	Organic YoY	Forex and other	FY16	FY15	Reported YoY	Organic YoY	Forex and other
Total revenue	2,354	2,296	2.5%	(0.2%)	2.7%	8,885	9,606	(7.5%)	1.0%	(8.5%)

Russia	1,112	1,084	2.6%	(1.8%)	4.4%	4,097	4,583	(10.6%)	(1.5%)	(9.1%)
Pakistan	369	256	44.4%	15.7%	28.7%	1,295	1,014	27.7%	15.0%	12.7%
Algeria	246	299	(17.5%)	(14.6%)	(2.9%)	1,040	1,273	(18.3%)	(10.8%)	(7.5%)
Bangladesh	152	153	(0.3%)	(0.1%)	(0.2%)	621	604	2.7%	3.3%	(0.6%)
Ukraine	150	152	(1.4%)	11.8%	(13.2%)	586	622	(5.9%)	11.0%	(16.9%)
Uzbekistan	165	183	(9.8%)	4.0%	(13.9%)	663	711	(6.7%)	7.6%	(14.3%)
HQ	10					10
Other and eliminations	150	169	(9.6%)			573	799	(31.6%)

Service revenue	2,244	2,188	2.5%	0.1%	2.5%	8,553	9,313	(8.2%)	0.5%	(8.7%)

Russia	1,058	1,025	3.2%	(1.2%)	4.4%	3,941	4,414	(10.7%)	(1.6%)	(9.1%)
Pakistan	346	241	43.2%	14.6%	28.6%	1,217	960	26.7%	14.1%	12.6%
Algeria	244	292	(16.7%)	(13.7%)	(2.9%)	1,031	1,259	(18.1%)	(10.6%)	(7.5%)
Bangladesh	147	151	(2.2%)	(2.0%)	(0.2%)	606	596	1.7%	2.3%	(0.6%)
Ukraine	150	152	(1.4%)	11.8%	(13.2%)	584	621	(6.0%)	10.9%	(16.9%)
Uzbekistan	165	183	(9.6%)	4.3%	(13.9%)	663	710	(6.6%)	7.8%	(14.3%)
HQ
Other and eliminations	134	144	(6.5%)			511	753	(32.1%)

EBITDA	783	811	(3.4%)	(2.5%)	(0.9%)	3,232	2,875	12.4%	26.6%	(14.2%)

Russia	419	424	(1.1%)	(5.8%)	4.6%	1,574	1,823	(13.7%)	(4.9%)	(8.8%)
Pakistan	129	104	24.4%	14.9%	9.6%	507	409	23.9%	18.6%	5.2%
Algeria	125	162	(22.7%)	(19.9%)	(2.7%)	547	684	(20.0%)	(12.8%)	(7.2%)
Bangladesh	55	51	9.5%	9.9%	(0.4%)	267	242	10.4%	11.1%	(0.7%)
Ukraine	69	75	(7.3%)	5.1%	(12.3%)	306	292	4.7%	23.4%	(18.6%)
Uzbekistan	105	121	(13.5%)	0.2%	(13.7%)	395	437	(9.6%)	4.4%	(14.0%)
HQ	(92)	(161)	(42.7%)			(420)	(1,294)	(67.5%)
Other and eliminations	(27)	35	n.m.			56	282	n.m.

EBITDA margin	33.3%	35.3%	(2.1p.p. )	(0.8p.p. )		36.4%	29.9%	6.4p.p.	7.6p.p.

EBITDA underlying	910	898	1.3%	1.2%	0.1%	3,581	3,926	(8.8%)	1.4%	(10.2%)

Russia	420	396	6.2%	1.9%	4.3%	1,585	1,795	(11.7%)	(2.4%)	(9.3%)
Pakistan	149	106	40.8%	31.6%	9.2%	552	409	34.9%	29.9%	5.0%
Algeria	127	174	(27.0%)	(24.4%)	(2.6%)	562	696	(19.2%)	(12.0%)	(7.2%)
Bangladesh	65	74	(11.4%)	(10.8%)	(0.6%)	288	267	7.6%	8.4%	(0.8%)
Ukraine	78	75	4.8%	19.1%	(14.4%)	315	292	7.6%	26.8%	(19.3%)
Uzbekistan	92	121	(23.8%)	(12.0%)	(11.8%)	379	453	(16.3%)	(3.6%)	(12.6%)
HQ	(6)	(92)	(93.1%)			(277)	(282)	(1.8%)
Other and eliminations	(15)	44	(135.7%)			177	296	(39.5%)

EBITDA margin underlying	38.7%	39.1%	(0.5p.p. )	0.6p.p.		40.3%	40.9%	(0.6p.p. )	0.2p.p.

1)	FY16 guidance, except for leverage, excludes Warid financials, which were first consolidated starting from Q3 2016

VimpelCom Ltd. Q4 2016  |  6

Group service revenue for Q4 2016 increased 3% to USD 2.2 billion primarily due to the Warid consolidation from Q3 2016. Service revenue was organically stable with strong growth in Pakistan and Ukraine offset by continued weakness in Algeria. In Q4 2016, the decrease in voice revenue was offset by strong organic growth in mobile data revenue of 27%. Total mobile customers increased by approximately 10.6 million to 206.9 million at the end of Q4 2016, mainly driven by the consolidation of Warid’s customers in Pakistan from July 2016. Group service revenue for FY 2016 increased organically 0.5%, driven by the strong performance in Pakistan, Ukraine, Uzbekistan and Bangladesh, partially offset by continued weakness in Algeria.

Group EBITDA reported in Q4 2016 was USD 783 million, compared to USD 811 million in Q4 2015. Underlying EBITDA was USD 910 million, reflecting an organic increase of 1.2%. The exceptional items in this period primarily relate to the cost of the Group-wide performance transformation program totaling USD 66 million and a provision for the Iraqna litigation of USD 66 million, partially offset by reversal of a litigation provision in Uzbekistan of USD 12 million. In Q4 2015, VimpelCom recognized exceptional items totaling USD 87 million, related to the performance transformation program and certain legal costs.

Group underlying EBITDA for FY 2016 increased organically 1.4%, driven by positive performances in Pakistan, Ukraine, Bangladesh and Uzbekistan.

The reconciliation tables for EBITDA and underlying EBITDA are set forth in Attachment E.

In Russia, service revenue organically decreased 1.2% in Q4 2016. Fixed-line service revenue decreased organically by 8% mainly as a result of corporate customers changing their contracts from U.S. dollars to rubles together with lower business to consumer revenue. Mobile service revenue increased organically by 0.3%, driven by growth in mobile data, value added services and interconnect revenue, partially offset by a decrease in voice and roaming revenue. Beeline’s mobile customer base decreased by 3% to 58.3 million.

In Q4 2016, EBITDA organically decreased 6% in Russia, while underlying EBITDA increased organically 2%, adjusted for the positive effect of a one-off adjustment of RUB 2.2 billion related to site rental capitalization in Q4 2015 and exceptional costs of RUB 86 million related to the performance transformation program in Q4 2016. The underlying EBITDA improvement was driven by cost savings from the performance transformation initiatives.

Pakistan’s reported results were positively impacted by the consolidation of Warid from 1 July 2016. Reported service revenue increased by 43%, while organically, excluding Warid, it increased by 16%, driven by growth in all revenue streams. Data revenue, excluding Warid, organically increased by 62%, mainly due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion. Underlying EBITDA margin, excluding integration costs related to the Warid transaction, was 40.3% in Q4 2016, slightly lower year-on-year due to the consolidation of Warid during 2016.

In Algeria, service revenue organically decreased 14%, primarily due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards. Data revenue continued to demonstrate strong organic growth of 70%, due to the higher usage and substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out.

In Q4 2016, EBITDA organically decreased 20% due to the decrease in revenue, while underlying EBITDA organically decreased 24%, adjusted for exceptional costs of DZD 0.2 billion, related to the performance transformation program.

In Bangladesh, Banglalink’s service revenue organically decreased 2% in Q4 2016, mainly driven by aggressive competition on prices and offers, which accelerated after the SIM-reverification process, more than offsetting the continued organic increase in data revenue of 44%. This decline was also caused by the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, on top of the additional 1% surcharge introduced in March 2016, together with the gap in 3G network coverage versus the market leader.

Underlying EBITDA organically decreased by 11%, due to the decline in revenue and additional commercial costs as a result of the accelerated customer acquisition activity during the quarter.

In Ukraine, service revenue grew organically 12%, driven by successful commercial activities and continued strong growth of mobile data revenue. Mobile data revenue grew organically 63% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

Underlying EBITDA, adjusted for provisions relating to litigation, grew organically 19%, driven by higher revenue, partially offset by higher interconnect and roaming costs, due to traffic growth, an increase in frequency fees, inflation of rent and utilities and a negative currency devaluation effect on operating expenses denominated in foreign currency.

In Uzbekistan, service revenue increased organically by 4%, mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, together with increased interconnect and content revenue and a 9% growth in mobile data revenue.

Underlying EBITDA decreased organically 12%, excluding the positive effect of the reversal of a provision of UZB 39.9 billion related to a supplier contract dispute. The decrease in underlying EBITDA was mainly driven by increased customer-based taxes and increased business costs. The increase customer tax to UZS 1,500 from UZS 750 per customer per month, negatively impacted EBITDA margin by 4.2 percentage points.

VimpelCom Ltd. Q4 2016  |  7

The HQ segment includes the costs of VimpelCom’s and GTH’s headquarters in Amsterdam, the London digital office and the Eurasia Hub. In Q4 2016, HQ costs decreased year-

on-year due to lower performance transformation costs. Other includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and intercompany eliminations.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD million	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	2,354	2,296	2.5%		8,885	9,606	(7.5%	)
Service revenue	2,244	2,188	2.5%		8,553	9,313	(8.2%	)
EBITDA	783	811	(3.4%	)	3,232	2,875	12.4%
EBITDA margin	33.3%	35.3%	(2.0p.p.	)	36.4%	29.9%	6.4p.p.
Depreciation, amortization, impairments and other	(692)	(645)	7.4%		(2,148)	(2,351)	(8.6%	)
EBIT	91	166	(45.2%	)	1,084	524	106.7%
Financial income and expenses	(196)	(184)	6.5%		(761)	(777)	(2.0%	)
Net foreign exchange (loss)/gain and others	102	(64)	n.m.		110	(342)	n.m.
Profit/(loss) before tax	(3)	(82)	n.m.		433	(595)	n.m
Income tax expense	(270)	(71)	n.m.		(635)	(219)	n.m.
Profit/(loss) from continued operations	(273)	(153)	n.m		(202)	(814)	n.m
Profit/(loss) from discontinued operations	1,905	252	n.m.		2,708	263	n.m.
Profit for the period attributable to VimpelCom shareholders	1,643	58	n.m.		2,414	(655)	n.m.
	4Q16	4Q15	YoY		FY16	FY15	YoY
Capex expenditures	770	709	8.5%		1,741	2,033	(14.4%	)
Capex expenditures excl. licenses	754	649	16.2%		1,593	1,779	(10.5%	)
LTM capex excl. licenses/revenue	17.9%	18.5%	(0.6p.p.	)

Q4 2016 ANALYSIS

EBIT decreased year-on-year in Q4 2016 to USD 91 million, due to lower EBITDA coupled with higher depreciation and amortization as a result of equipment swap in Bangladesh and the purchase of an software license in Russia, and higher impairment losses in Q4 2016 of USD 177 million mainly recorded for Georgia, Tajikistan and Kyrgyzstan, while impairment charges in Q4 2015 amounted to USD 136 million, mainly related to network equipment in Pakistan and Russia.

Loss before tax of USD 3 million in Q4 2016, reduced year-on-year as a result of foreign exchange gain in Q4 2016, primarily as a result of ruble appreciation during the quarter, and net profit from joint ventures and associates, which included the positive contribution from the Italy joint venture of USD 145 million, offset by the Euroset impairment of USD 99 million.

Income tax expense increased in Q4 2016 to USD 270 million due to the change in the tax regime in Uzbekistan, which caused the effective tax rate in the country to increase to 50% from 2016 onwards, coupled with improved results in Emerging Markets. In addition, the Company wrote off deferred tax assets in Q4 2016 in the amount of USD 95 million as a result of the completion of the Italy joint venture transaction, while in Q4 2015 it reversed tax provisions of USD 55 million for future withholding taxes on intercompany dividends.

Profit from discontinued operations was USD 1,905 million in Q4 2016, positively impacted by the completion of the Italy joint venture transaction. Upon completion of the transaction, the Italian operations were deconsolidated and an investment in the joint venture, in which the Company has joint control, was recorded at a provisional fair value of USD 2,113 million. This resulted in a non-cash provisional gain of USD 1,788 million, which is the difference between the book value of the deconsolidated Italian operations and the fair value of the investment in the new joint venture recorded on the balance sheet.

Profit for the period attributable to VimpelCom shareholders was USD 1,643 million, which was positively impacted by the completion of the Italy joint venture transaction, partially offset by impairments, transformation costs and litigation provision.

Capex excluding licenses increased 16% to USD 754 million in Q4 2016, primarily as a result of procurement-related delays earlier in 2016, leading to a LTM capex excluding licenses to revenue ratio of 17.9% including Warid and of 17.4% excluding capex related to the integration of Warid. The Company will maintain its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Algeria and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

VimpelCom Ltd. Q4 2016  |  8

FY 2016 ANALYSIS

EBIT increased year-on-year to USD 1,084 million in 2016 due to lower exceptional items, which amounted to USD 349 million in 2016 primarily in relation to transformation costs, compared to exceptional costs of USD 1,051 million in 2015, mainly driven by USD 927 million of provisions for investigations and legal costs (of which USD 900 million was a provision for future costs related to the investigations by the SEC/DOJ/OM). In addition, the Company recognized lower impairment charges in 2016 compared to 2015, coupled with a decrease in depreciation and amortization as a result of local currency depreciation.

Profit before tax amounted to USD 433 million in 2016, compared to a loss of USD 595 million in 2015, due to higher EBIT as described above, and positive foreign exchange variances in 2016. In addition, in 2016, the Company recognized net profit from joint ventures and associates as a result of a positive contribution from the Italy joint venture of USD 145 million, partially offset by the Euroset impairment of USD 99 million.

Income tax expense increased year-on-year in 2016 to USD 635 million due to a change in the tax regime in Uzbekistan, deferred tax assets write offs of USD 95 million as a result of the completion of the Italy joint venture transaction, while in 2015 the Company decreased the provisions for future withholding taxes on intercompany dividends by USD 200 million.

Profit from discontinued operations was USD 2,708 million in 2016, positively impacted by the completion of the Italy joint venture transaction. The completion of Italy joint venture transaction resulted in a non-cash provisional gain of USD 1,788 million, which is the difference between the book value of the deconsolidated Italian operations and the fair value of the investment in the new joint venture recorded on the balance sheet.

Net profit attributable to VimpelCom shareholders was USD 2,414 million, significantly impacted by the non-cash gain recorded as a result of the Italy joint venture transaction, partially offset by impairments and transformation costs.

VimpelCom Ltd. Q4 2016  |  9

FINANCIAL POSITION & CASH FLOW

USD million	4Q16	3Q16	QoQ
Total assets	21,279	36,381	(41.5%)
Shareholders’ equity	6,046	4,778	26.6%
Gross debt	10,489	10,803	(2.9%)
Net debt	7,162	6,804	5.3%
Net debt/underlying LTM EBITDA	2.0	1.5

USD million	4Q16	4Q15	YoY	FY16	FY15	YoY
Net cash from/(used in) operating activities	445	907	(462)	1,875	2,033	(158)
from continued operations	384	484	(100)	1,193	1,105	88
from discontinued operations	61	423	(362)	682	928	(246)
Net cash from/(used in) investing activities	(1,001)	(949)	(52)	(2,671)	(2,634)	(37)
from continued operations	(931)	(674)	(257)	(2,021)	(2,494)	473
from discontinued operations	(70)	(275)	205	(650)	(140)	(510)
Net cash from/(used in) before financing activities	(556)	(42)	(514)	(796)	(601)	(195)
Net cash from/(used in) financing activities	(474)	(100)	(374)	(125)	(1,439)	1,314
from continued operations	(474)	(97)	(377)	(106)	(733)	627
from discontinued operations	—	(3)	3	(19)	(706)	687

Total assets and shareholders’ equity was substantially affected by the completion of the Italy joint venture transaction. Upon completion of the transaction, the assets and liabilities of the Company’s Italian operations, previously classified as being held for sale, were deconsolidated and an investment in the joint venture, in which the Company has joint control, was recorded at a provisional fair value of USD 2,113 million. This resulted in a non-cash provisional gain of USD 1,788 million, being the difference between the book value of the deconsolidated Italian subsidiary and the fair value of the new joint venture investment recorded on the balance sheet.

Gross debt decreased 3% quarter-on-quarter mainly due to the repayment of a credit facility in Algeria in the amount of USD 113 million and the partial repayment of a loan with Sberbank in the amount of USD 186 million.

Net debt increased 5% quarter-on-quarter, mainly due to high cash capex in Q4 2016.

Net cash from operating activities decreased in Q4 2016 by USD 462 million mainly due to the decrease of net cash from discontinued operations as a result of the deconsolidation of the Company’s Italian operations. The decrease of net cash from continued operations was due to a timing difference on interest paid in Algeria together with interest paid on the GTH bonds.

Net cash flow used in investing activities increased by USD 52 million, largely as a result of the deconsolidation of the Company’s cash in Italy in the amount of USD 325 million and which is recorded as a cash outflow in continued operations following the closing of the Italy joint venture transaction.

Net cash used in financing activities was negative in Q4 2016 due to the repayment of a credit facility in Algeria in the amount of USD 113 million and the partial repayment of a loan with Sberbank in the amount of USD 186 million.

VimpelCom Ltd. Q4 2016  |  10

COUNTRY PERFORMANCE – Q4 2016

•	Russia

•	Pakistan

•	Algeria

•	Bangladesh

•	Ukraine

•	Uzbekistan

•	Italy

VimpelCom Ltd. Q4 2016  |  11

RUSSIA

RUB million	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	70,130	71,429	(1.8%	)	273,003	277,241	(1.5%	)
Mobile service revenue	55,844	55,690	0.3%		218,192	219,031	(0.4%	)
Fixed-line service revenue	10,840	11,814	(8.2%	)	44,418	47,748	(7.0%	)
EBITDA	26,401	28,012	(5.8%	)	104,790	110,145	(4.9%	)
EBITDA underlying	26,487	25,992	1.9%		105,486	108,124	(2.4%	)
EBITDA margin	37.6%	39.2%	(1.6p.p.	)	38.4%	39.7%	(1.3p.p.	)
EBITDA underlying margin	37.8%	36.4%	1.4p.p.		38.6%	39.0%	(0.4p.p.	)
Capex excl. licenses	21,615	23,368	(7.5%	)	41,432	52,069	(20.4%	)
LTM capex excl. licenses/revenue	15.2%	18.8%	(3.6p.p.	)

Mobile
Total revenue	59,276	59,450	(0.3%	)	228,793	229,195	(0.2%	)
- of which mobile data	13,806	11,844	16.6%		51,232	43,581	17.6%
Customers (mln)	58.3	59.8	(2.5%	)
- of which data users (mln)	36.0	34.3	5.0%
ARPU (RUB)	307	304	0.7%
MOU (min)	333	319	4.5%
Data usage (MB)	2,315	1,790	29.4%
Fixed-line
Total revenue	10,854	11,978	(9.4%	)	44,210	48,046	(8.0%	)
Broadband revenue	2,418	2,886	(16.2%	)	9,874	11,983	(17.6%	)
Broadband customers (mln)	2.2	2.2	(2.0%	)
Broadband ARPU (RUB)	394	432	(8.7%	)

Note: the Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue.

Both the macro-economic conditions and the ruble have stabilized during the fourth quarter of 2016, but the conditions and competition in the Russian market remain challenging. Total service revenue in Q4 2016 declined 1.2% to RUB 66.6 billion, as a result of a decline in fixed-line service revenue.

Mobile service revenue slightly increased by 0.3% to RUB 55.8 billion, driven by growth in mobile data, value added services and interconnect revenue. Mobile data revenue continued its strong growth, increasing 17% to RUB 13.8 billion, which was attributable to bundle promotions, increased smartphone penetration, growth in mobile data customers and customer traffic growth.

As a result of this growth in data traffic, mobile ARPU showed growth during the fourth quarter of 2016, although the Company continued to experience price pressure on voice and roaming services as existing customers continued to migrate to the company’s new price plans.

Beeline’s mobile customer base decreased by 2.5% year-on-year to 58.3 million in Q4 2016. The Net Promoter Score

(“NPS”) position was broadly stable among the three main operators.

The take up for the fixed mobile convergence (“FMC”) offer continues to be strong with more than 500,000 customers.

Fixed-line service revenue decreased by 8.2% to RUB 10.8 billion mainly as a result of corporate customers changing their contracts from U.S. dollar to ruble and lower consumer revenue.

Reported EBITDA decreased 5.8% to RUB 26.4 billion. Underlying EBITDA increased 1.9%, adjusted for the positive effect of one-off adjustment of RUB 2.2 billion related to site rental capitalization in Q4 2015 and exceptional costs of RUB 86 million related to the performance transformation program in Q4 2016. The underlying EBITDA improvement was driven by cost savings from the performance transformation initiatives.

Capex excluding licenses decreased 7.5% to RUB 21.6 billion, largely due to savings from centralizing procurement on a global basis. The LTM capex to revenue ratio for Q4 2016 was 15.2% and LTM operating cash flow margin, defined as EBITDA underlying less capex, was 23.4% in Q4 2016.

VimpelCom Ltd. Q4 2016  |  12

PAKISTAN

PKR billion	4Q16	4Q15	YoY reported	YoY organic	FY16	FY15	YoY reported	YoY organic
Total revenue	38.7	26.8	44.2%	15.7%	135.6	104.2	30.2%	15.0%
Mobile service revenue	36.7	25.3	45.0%	14.6%	127.9	98.6	29.7%	14.1%
of which mobile data	5.0	2.6	92.2%	61.7%	16.2	8.8	84.4%	66.6%
EBITDA	13.5	10.9	24.3%	14.9%	53.1	42.0	26.2%	18.6%
EBITDA underlying	15.6	11.1	40.9%	31.6%	57.8	42.0	37.5%	29.9%
EBITDA margin	34.9%	40.5%	(5.6p.p.)	(0.3p.p.)	39.1%	40.4%	(1.2p.p.)	1.3p.p.
EBITDA underlying margin	40.3%	41.2%	(1.0p.p.)	5.6p.p.	42.6%	40.3%	2.3p.p.	5.2p.p.
Capex excl. licenses	10.1	7.2	41.0%	34.2%	22.6	24.5	(7.9%)	(11.7%)
LTM capex excl. licenses/revenue	16.6%	23.5%	(6.9p.p.)	(5.5p.p.)

Mobile
Customers (mln)	51.6	36.2	42.4%	14.0%
- of which mobile data customers (mln)	25.1	16.8	50.0%	31.0%
ARPU (PKR)	229	228	0.4%	(0.8%)
MOU (min)	585	689	(15.1%)	(8.0%)
Data usage (MB)	464	341	35.9%	32.3%

Year-on year organic change in the table above calculated based on Mobilink stand-alone numbers

In July 2016, VimpelCom closed the transaction to merge Mobilink with Warid, strengthening its leading position in Pakistan, and as a result, Warid’s financial results have been consolidated in VimpelCom´s financial statements with effect from 1 July 2016. After filing the merger petition with the Islamabad High Court in early October 2016, the companies received merger approval on 15 December 2016.

Despite aggressive price competition in the market, the newly merged entity gained customer market share in Q4 2016 year-on-year, as Mobilink continued to show double digit growth of both its customer base and revenue.

Underlying EBITDA margin, excluding both restructuring costs related to the performance transformation programme and integration costs related to the Warid transaction, was 40.3% in Q4 2016, slightly lower year-on-year due to the consolidation of Warid during 2016. Capex increased to PKR 10.1 billion in Q4 2016 while the full year capex to revenue ratio decreased to 16.6% and full year operating cash flow margin was 26%.

The company is focused on integrating its operations, which is delivering results ahead of schedule. The two companies have been providing, since October 2016, unified on-net offers to their customers. In November, 3G was offered to Warid customers in 30 cities while 4G was offered to Mobilink customers in 17 cities. Interconnect, site sharing activities and marketing synergies reached PKR 8.2 billion of run-rate of synergies in Q4 2016.

In November 2016, the company declared, for the first time after 11 years, a gross dividend of PKR 5 billion (approximately USD 50 million) to its shareholders.

The two companies, Mobilink and Warid, were rebranded into “Jazz” in January 2017 and have unified their distribution channels and systems, simplifying the customer experience.

MOBILINK STAND-ALONE PERFORMANCE IN Q4 2016

Mobilink’s market position continued to improve in Q4 2016, demonstrating strong performance with double-digit YoY revenue and EBITDA growth.

In Q4 2016, Mobilink’s service revenue increased by 15%, supported by all revenue streams. Mobilink continues to show strong voice and VAS revenue growth, primarily as a result of robust customer growth. Data revenue grew by 62% due to successful data monetization initiatives, including attractive bundle offers and the unification of the tariff portfolio, together with continued 3G network expansion.

Mobilink’s customer base increased 14% YoY in Q4 2016 supported by the continued focus on price simplicity, distribution and offer transparency. The company sees data and voice monetization among its key priorities, underpinned by striving to be the best network in terms of both quality of service and coverage.

Mobile Financial Services (“MFS”) revenue continued to show robust growth at 34%, driven by the success of over-the-counter (“OTC”) transactions and higher agent activity.

VimpelCom Ltd. Q4 2016  |  13

ALGERIA

DZD billion	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	27.2	31.9	(14.6%	)	113.7	127.6	(10.8%	)
Mobile service revenue	26.9	31.2	(13.7%	)	112.7	126.1	(10.6%	)
of which mobile data	2.4	1.4	69.8%		8.0	4.6	72.3%
EBITDA	13.9	17.3	(19.9%	)	59.8	68.6	(12.8%	)
EBITDA underlying	14.0	18.6	(24.4%	)	61.4	69.8	(12.0%	)
EBITDA margin	50.9%	54.3%	(3.4p.p.	)	52.6%	53.7%	(1.2p.p.	)
EBITDA underlying margin	51.6%	58.2%	(6.7p.p.	)	54.0%	54.7%	(0.7p.p.	)
Capex excl. licenses	6.2	7.3	(15.6%	)	18.1	19.5	(6.9%	)
LTM capex excl. licenses/revenue	16.0%	15.3%	0.7p.p.

Mobile
Customers (mln)	16.3	17.0	(4.2%	)
- of which mobile data customers (mln)	7.0	4.1	69.1%
ARPU (DZD)	546	608	(10.2%	)
MOU (min)[1]	323	375	(13.9%	)
Data usage (MB)	447	288	55.2%

1)	MoU has been adjusted in 2016 and revised for 2015 due to a change of components in the definition of traffic

Although Djezzy’s operations delivered strong margins during Q4 2016, the company continued to experience significant pressure on results. Revenue decreased at double-digit rates and Djezzy continued to face customer churn and ARPU erosion. The company expects this pressure to continue, as it will take time to stabilize its commercial proposition and its customer base.

To accelerate the turnaround, on 26 January 2017 Matthieu Galvani was appointed Chief Executive Officer of Djezzy. Matthieu has a strong commercial background and a deep knowledge of Algeria, the industry and the region; Djezzy is expected to benefit significantly from his expertise as it continues with its transformation into a digital leader.

The regulatory environment has recently improved in Algeria, as Djezzy’s Significant Market Player status was lifted in the Q3 2016, which removes the Algeria Regulatory Authority for Post and Telecommunications approval procedure and the on-net/off-net asymmetry test on new commercial offers. The mobile termination rate (“MTR”) asymmetry for Djezzy is a topic still under discussion with the regulator. From a taxation perspective, starting from January 2017, the new finance law increased pressure through an increase of VAT from 7% to 19% on data services and from 17% to 19% on voice services, and also increased taxes on recharges from 5% to 7%.

VimpelCom’s customer base in Algeria decreased 4% year-on-year to 16.3 million and ARPU declined by 10% due to the combined impact of historic 3G coverage shortfalls, sub-optimal changes in early 2016 to both billing increments and the commission structure for indirect distribution, which were partially corrected in Q2 2016, and forced migrations from legacy tariffs from late 2015 onwards.

As a result, Djezzy’s Q4 2016 service revenue was DZD 26.9 billion, a 14% reduction, while data revenue growth remained strong at 70%, due to the higher usage and substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out.

The company is taking structural measures to improve performance and stabilize its customer base, including distribution transformation and mono-brand roll-out, accelerating its 4G/LTE network deployment, promoting micro campaigns with tailored services to increase satisfaction, data monetization activities and smartphone promotions coupled with bundle offers. In late October 2016, Djezzy launched a simplified data centric pricing architecture, with new simple bundle offers within “Djezzy carte”.

In Q4 2016, EBITDA decreased 20% to DZD 13.9 billion mainly due to the revenue decline. EBITDA margin remained strong at 50.9% due to commercial and network costs optimization as well as a decline in personnel costs, driven by headcount reduction. Underlying EBITDA decreased 24%, adjusted for exceptional costs of DZD 0.1 billion related to the performance transformation program in Q4 2016 while the underlying EBITDA margin was 51.6%.

The company, having launched 4G/LTE services in early October 2016, had covered 20 wilayas with this new technology by the end of 2016 and holds a distinct 4G/LTE coverage advantage. In Q4 2016, Djezzy also continued to roll-out 3G in new regions and, as expected, completed the 3G network roll-out across all 48 of Algeria’s wilayas. In Q4 2016, capex was DZD 6.2 billion, a 16% decrease, while the full year capex to revenue ratio was 16.0% and full year operating cash flow margin was strong at 38.0%.

VimpelCom Ltd. Q4 2016  |  14

BANGLADESH

BDT billion	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	12.0	12.0	(0.1%	)	48.7	47.1	3.3%
Mobile service revenue	11.6	11.8	(2.0%	)	47.5	46.4	2.3%
of which mobile data	1.4	1.0	43.8%		4.9	3.2	51.2%
EBITDA	4.4	4.0	9.9%		21.0	18.9	11.1%
EBITDA underlying	5.1	5.7	(10.8%	)	22.5	20.8	8.4%
EBITDA margin	36.4%	33.1%	3.3p.p.		43.1%	40.1%	3.0p.p.
EBITDA underlying margin	42.9%	48.0%	(5.1p.p.	)	46.3%	44.2%	2.1p.p.
Capex excl. licenses	5.1	3.3	56.4%		10.7	10.5	2.6%
LTM capex excl. licenses/revenue	22.1%	22.2%	(0.2p.p.	)

Mobile
Customers (mln)	30.4	32.3	(5.9%	)
- of which mobile data customers (mln)	14.9	14.0	6.9%
ARPU (BDT)	129	121	6.5%
MOU (min)	322	305	5.4%
Data usage (MB)	391	134	192.0%

In Bangladesh, the operational focus during Q4 2016 was on network coverage, in order to address the 3G gap vis-à-vis the competition, and on customer acquisition following the completion of the Government-mandated SIM re-verification program, which had contributed to a slowdown of acquisition activity across the market in the earlier part of 2016.

In Q4 2016, excluding the results of the re-verification process, which resulted in 3.8 million SIM cards being blocked by Banglalink, the customer base would have increased by 6% YoY. On a QoQ basis, the customer base grew by 1.4 million customers in Q4 2016.

Total revenue in Q4 2016 was flat YoY while Banglalink’s service revenue decreased 2% to BDT 11.6 billion. The low single-digit decline in service revenue was partially caused by the imposition of an incremental 2% supplementary duty on recharges, effective from June 2016, the additional 1% surcharge introduced in March 2016, together with the gap in 3G network coverage versus the market leader. In addition, there was a period of intense price competition, which accelerated following the SIM-reverification process and which more than offset the continued increase in data revenue of 44%. This data revenue growth was driven by data usage growth of 192% along with 7% growth in active data users which resulted in a 6.5% growth in Banglalink’s ARPU in Q4 2016.

In Q4 2016, the company’s underlying EBITDA decreased by 11% to BDT 5.1 billion, mainly due to the accelerated customer acquisition activity during the quarter. As a result, in Q4 2016, the underlying EBITDA margin was 42.9%, which represents a reduction of 5.1 percentage points YoY.

In Q4 2016, Capex increased 56% YoY to BDT 5.1 billion in Q4 2016, reversing the trend of Q3 2016, while the full year capex to revenue ratio was 22.1% and the full year operating cash flow margin was 24.3%.

Banglalink continues to invest in efficient data networks and expanding the coverage, aiming to substantially improve its 3G network coverage, which covered 59% of the population at the end of Q4 2016.

VimpelCom Ltd. Q4 2016  |  15

UKRAINE

UAH million	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	3,881	3,472	11.8%		14,960	13,475	11.0%
Mobile service revenue	3,601	3,206	12.3%		13,851	12,475	11.0%
Fixed-line service revenue	270	257	5.2%		1,052	967	8.8%
EBITDA	1,793	1,706	5.1%		7,811	6,332	23.4%
EBITDA underlying	2,033	1,706	19.1%		8,031	6,332	26.8%
EBITDA margin	46.2%	49.1%	(2.9p.p.	)	52.2%	47.0%	5.2p.p.
EBITDA underlying margin	52.4%	49.1%	3.2p.p.		53.7%	47.0%	6.7p.p.
Capex excl. licenses	836	869	(3.8%	)	2,672	3,566	(25.1%	)
LTM capex excl. licenses/revenue	17.9%	26.5%	(8.6p.p.	)

Mobile
Total operating revenue	3,611	3,215	12.3%		13,908	12,508	11.2%
- of which mobile data	731	449	62.7%		2,429	1,442	68.4%
Customers (mln)	26.1	25.4	2.6%
- of which data customers (mln)	11.2	12.0	(6.8%	)
ARPU (UAH)	45	41	9.4%
MOU (min)	565	562	0.6%
Data usage (MB)	553	200	177.0%
Fixed-line
Total operating revenue	270	257	5.2%		1,052	967	8.8%
Broadband revenue	156	143	9.1%		610	524	16.4%
Broadband customers (mln)	0.8	0.8	1.0%
Broadband ARPU (UAH)	64	59	8.5%

Kyivstar delivered another set of strong results in Q4 2016, despite a challenging macro-economic environment and a weakening currency. The company further strengthened its clear leadership in both revenue market share and Net Promoter Score.

Total service revenue increased 12% year-on-year to UAH 3.9 billion in Q4 2016. Mobile service revenue also grew 12% to UAH 3.6 billion, driven by successful commercial activities and continued strong growth of mobile data revenue, which grew 63% driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans. Current smartphone penetration is 34%, up from 26% last year.

Kyivstar´s mobile customer base increased 3% to 26.1 million in Q4 2016, as a result of increased gross additions and improved churn. On an annual basis, churn improved by 5 percentage points to a historic low of 18%, driven by successful CRM campaigns.

Fixed-line service revenue increased 5% to UAH 270 million, supported by fixed residential broadband (‘’FTTB’’) revenue, which continued to outgrow the market, increasing 9%, driven primarily by the improved quality of the customer base and FTTB re-pricing. The fixed broadband customer base grew 1 % to 818 thousand, and fixed broadband ARPU increased 9% YoY to UAH 64. Kyivstar also successfully launched a fixed mobile convergence offer in Q4 2016, introducing a bundle combining mobile and fixed-broadband services.

EBITDA increased 5% to UAH 1.8 billion in Q4 2016 and reported EBITDA margin was 46.2%. Underlying EBITDA, adjusted for provisions relating to litigation grew 19%, driven by higher revenue, partially offset by higher interconnect and roaming cost, due to traffic growth, an increase in frequency fees, inflation on rent and utilities and a negative currency devaluation effect on opex denominated in foreign currency. Underlying EBITDA margin increased 3.2 percentage points to 52.4%.

Kyivstar continued to roll-out its 3G network in Q4 2016, reaching 61% population coverage, up from 35% at the end of 2015. Q4 2016 capex was UAH 836 million with a LTM capex to revenue ratio of 17.9%, and LTM operating cash flow margin, defined as EBITDA underlying less capex, was a strong 36% in Q4 2016.

VimpelCom Ltd. Q4 2016  |  16

UZBEKISTAN

UZS billion	4Q16	4Q15	YoY		FY16	FY15	YoY
Total revenue	518	497	4.0%		1,967	1,829	7.6%
Mobile service revenue	514	493	4.4%		1,953	1,811	7.8%
- of which mobile data	99	91	8.8%		378	349	8.4%
Fixed-line service revenue	3	3	(5.8%	)	13	13	(1.9%	)
EBITDA	328	328	0.2%		1,173	1,124	4.4%
EBITDA underlying	289	328	(12.0%	)	1,124	1,167	(3.6%	)
EBITDA margin	63.5%	65.9%	(2.5p.p.	)	59.6%	61.5%	(1.8p.p.	)
EBITDA underlying margin	55.8%	65.9%	(10.2p.p.	)	57.2%	63.8%	(6.7p.p.	)
Capex excl. licenses	289	53	n.m.		533	143	n.m.
LTM capex excl. licenses/revenue	27.1%	7.8%	19.3p.p

Mobile
Customers (mln)	9.5	9.9	(4.1%	)
- of which mobile data customers (mln)	4.6	4.7	(2.0%	)
ARPU (UZS)	17,925	16,237	10.4%
MOU (min)	554	501	10.6%
Data usage (MB)	316	195	62.3%

The Uzbek market continues to experience intense competition, however Beeline was able to improve its leading position in revenue market share, while it also maintained its leadership in NPS during the quarter.

Mobile service revenue increased 4% year-on-year to UZS 514 billion mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, together with increased interconnect, content and mobile data revenue. Mobile data revenue increased 9% driven by increased smartphone penetration and promotions, notwithstanding a 2% year-on-year decrease in mobile data customers. The overall customer base decreased 4% to 9.5 million, due to the launch of two new mobile operators in 2015. Annualized churn improved 3 percentage points to 50% as a results of successful commercial activities during the quarter.

Reported EBITDA was stable compared to the prior year and underlying EBITDA decreased 12.1%, excluding the positive effect of the reversal of a litigation provision of

UZB 39.9 billion related to a supplier contract dispute. The decrease in underlying EBITDA was mainly driven by increased customer-based taxes and increased business costs. The increased customer tax to UZS 1,500 from UZS 750 per customer per month negatively impacted EBITDA margin by 4.2 percentage points.

Capex was UZS 289 billion and the LTM capex to revenue ratio was 27.1%, mainly due to pre-payments of equipment in Q4 2016 for 2017 deployment. The company continued to invest in its high-speed data networks as it improved the 4G/LTE coverage in Tashkent and increased the number of 3G sites by 30%. Further improvements to the high-speed data networks will continue to be a priority for Beeline in 2017.

The cash and deposits balances of USD 727 million are considered to be restricted from repatriation due to local government and central bank regulations and the company is in the process of implementing a structural approach to cash upstreaming.

VimpelCom Ltd. Q4 2016  |  17

ITALY JV (COMBINED DATA1)

EUR million	4Q16	4Q15	YoY
Total revenue	1,754	1,741	0.8%
Mobile service revenue	1,110	1,091	1.7%
Fixed-line service revenue	278	268	3.9%
EBITDA	551	550	0.3%
EBITDA underlying	611	568	7.5%
EBITDA margin	31.4%	31.6%	(0.2p.p.)
EBITDA underlying margin	34.8%	32.6%	2.2p.p.
Capex excl. licenses	404	360	12.3%
LTM capex excl. licenses/revenue	18.1%	17.5%	0.6p.p.
Mobile
Total revenue	1,446	1,443	0.2%
- of which mobile data	341	313	8.7%
Customers (mln)	31.3	31.2	0.4%
- of which data customers (mln)	19.2	18.5	4.0%
ARPU (EUR)	11.5	11.4	0.7%
MOU (min)	288	277	3.9%
Fixed-line
Total revenue	308	298	3.4%
Total voice customers (mln)	2.7	2.8	(2.3%)
ARPU (EUR)	28.8	28.0	2.8%
Broadband customers (mln)	2.3	2.3	2.2%
Broadband ARPU (EUR)	22.3	20.9	6.9%

Wind Tre became fully operational on 30 December 2016. The new company is the leading mobile operator in Italy with over 31 million mobile customers, increasing 0.4%, with more than 37% mobile market share and 2.7 fixed line million customers.

Total revenue increased 0.8% for Q4 2016 to EUR 1.8 billion, driven by the positive performance in fixed service revenue, which returned to growth of 3.9%, coupled with the robust results in mobile service revenue which grew by 1.7%. This was driven by an 8.7% growth in mobile data revenue to EUR 341 million, with mobile data customers growing 4.0% to 19.2 million.

Mobile ARPU slightly improved to EUR 11.5 driven by the 4.2% increase in data ARPU and which now represents almost half of total ARPU.

The fixed line direct customer base grew by 2.4% in Q4 2016 with the broadband component growing by 2.2% to over 2.3 million customers as a result of the increased demand for broadband connections in both DSL and Fiber technologies. Fixed broadband revenue continued to increase by 9.2% in Q4 2016 to EUR 154 million.

In Q4 2016 both fixed ARPU and broadband ARPU showed strong performance, increasing by 2.8% and 6.9% respectively.

Underlying EBITDA grew strongly by 7.5% to EUR 611 million in Q4 2016, driven by the revenue growth, coupled with cost efficiency initiatives undertaken during the year. As a result, EBITDA margin underlying for Q4 2016 increased by 2.2 percentage points to 34.8%.

Capex for Q4 2016 was EUR 404 million and was primarily invested in improving both the capacity and coverage of the 4G/LTE and HSPA+ networks.

Net debt slightly decreased from EUR 9.9 billion in Q4 2015 to EUR 9.2 billion in Q4 2016 and the leverage ratio improved from 4.8x to 4.2x.

1)	The “combined data” for Q4 2016 for Italy was derived from the sum of i) the actual results from November and December 2016 for the Italy Joint Venture and ii) the September 2016 figures of the WIND and 3 Italia businesses, respectively prior to the merger of the two businesses. The ‘’combined data’’ for Q4 2015 consists of the sum of the WIND and 3 Italia businesses results, respectively, for the three months ended 31 December 2015, prior to the merger of the two businesses. The September 2016 and Q4 2015 data related to 3 Italia was obtained through due diligence performed as part of the merger process. The Company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the Company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the Company owns 50% of the Italy joint venture, while the results above reflect the entire business.

VimpelCom Ltd. Q4 2016  |  18

CONFERENCE CALL INFORMATION

On 27 February 2017, VimpelCom will also host a live presentation by senior management in Barcelona at 14:00 CET (13:00 GMT) on the same day, which will simultaneously be made available through video webcast on its website and through following dial-in numbers. The call and slide presentation may be accessed at http://www.vimpelcom.com.

2:00 pm CET investor and analyst conference call

US call-in number: + 1 (877) 280 2296

Confirmation Code: 4598095

International call-in number: + 1 (646) 254 3364

Confirmation Code: 4598095

The conference call replay and the slide presentation webcast will be available until 15 March 2017. The slide presentation will also be available for download on VimpelCom’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 4598095

UK Replay Number: 0 800 358 7735

Confirmation Code: 4598095

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. Q4 2016  |  19

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities’ Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, the Company’s plans to implement our strategic priorities, including with respect to our performance transformation, among others; anticipated performance and guidance for 2017, including our ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable and the Company’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of our products and services; continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VimpelCom operates and the effect of consumer taxes on the purchasing activities of consumers of VimpelCom´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, operating cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to comparable IFRS measures in Attachment E.

ABOUT VIMPELCOM

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 13 markets including Russia, Pakistan, Algeria, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos and Italy. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “Jazz”, “Djezzy”, “Kyivstar” and “banglalink” brands and owns 50% of a joint venture in Italy which operates under the “WIND” and “3” brands. Follow us:

Follow us on Twitter @VimpelCom

visit our blog @ blog.vimpelcom.com

go to our website @ http://www.vimpelcom.com

VimpelCom Ltd. Q4 2016  |  20

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom financial schedules	22

Attachment B	Debt overview	25

Attachment C	Customers	26

Attachment D	Definitions	27

Attachment E	Reconciliation tables Average rates and budget rates of functional currencies to USD	29

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2016.xls on VimpelCom’s website at http://vimpelcom.com/Investor-relations/Reports—results/Results/.

VimpelCom Ltd. Q4 2016  |  21

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

USD million	4Q16	4Q15	FY16	FY15
Total operating revenues	2,354	2,296	8,885	9,606
of which other revenues	48	39	149	103

Operating expenses
Service costs, equipment and accessories	527	546	1,985	2,168
Selling, general and administrative expenses	1,044	940	3,668	4,563
Depreciation	367	363	1,439	1,550
Amortization	142	129	497	517
Impairment loss	177	136	192	245
Loss on disposals of non-current assets	6	16	20	38
Total operating expenses	2,263	2,130	7,801	9,081

Operating profit/(loss)	91	166	1,084	525
Finance costs	219	201	830	829
Finance income	(23)	(17)	(69)	(52)
Other non-operating losses/(gains)	15	12	82	43
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(64)	(1)	(35)	(14)
Net foreign exchange (gain)/ loss	(53)	54	(157)	314

Profit/(loss) before tax	(3)	(83)	433	(595)

Income tax expense	270	71	635	219

Profit/ (loss) from continued operations	(273)	(154)	(202)	(814)
Profit/ (loss) from discontinued operations	1,905	252	2,708	263
Profit/(loss) for the period	1,632	98	2,506	(551)
Non-controlling interest	11	(41)	(92)	(103)
The owners of the parent	1,643	57	2,414	(654)

VimpelCom Ltd. Q4 2016  |  22

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD million	31 December 2016	30 September 2016	31 December 2015

Assets
Non-current assets
Property and equipment	6,719	6,430	6,239
Intangible assets	2,257	2,345	2,224
Goodwill	4,696	4,696	4,223
Investments in associates and joint ventures	2,265	201	201
Deferred tax asset	343	340	151
Income Tax advances, non-current	25	14	28
Financial assets	306	292	164
Other non-financial assets	118	126	105
Total non-current assets	16,729	14,444	13,334

Current assets
Inventories	125	117	104
Trade and other receivables	685	875	677
Other non-financial assets	439	434	335
Current income tax asset	169	183	260
Other financial assets	189	182	395
Cash and cash equivalents	2,942	3,684	3,614
Total current assets	4,549	5,475	5,384

Assets classified as held for sale	1	16,462	15,137

Total assets	21,279	36,381	33,855

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	6,047	4,778	3,765
Non-controlling interests	82	96	129
Total equity	6,129	4,874	3,894

Non-current liabilities
Debt	7,632	8,232	8,025
Other financial liabilities	438	348	70
Provisions	148	175	350
Other non-financial liabilities	44	102	95
Deferred tax liability	331	298	404
Total non-current liabilities	8,593	9,155	8,944

Current liabilities
Trade and other payables	1,737	1,717	1,768
Dividends payable to the owners and non-controlling interest	7
Debt	2,856	2,619	1,519
Other financial liabilities	190	203	174
Other non-financial liabilities	1,236	1,280	1,040
Current income tax payable	57	43	19
Provisions	474	467	1,021
Total current liabilities	6,557	6,329	5,541

Liabilities associated with assets held for sale	0	16,023	15,477

Total equity and liabilities	21,279	36,381	33,855

VimpelCom Ltd. Q4 2016  |  23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD million	4Q16	4Q15	FY16	FY15
Operating activities
Profit after tax	(273)	(153)	(202)	(814)
Income tax expenses	270	71	635	219
Profit/(loss) before tax	(3)	(82)	433	(595)
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	367	363	1,439	1,550
Amortization	142	129	497	517
Impairment loss	177	136	192	245
Loss/(gain) From disposal of non current assets	6	16	20	38
Finance income	(23)	(17)	(69)	(52)
Finance cost	219	201	830	829
Other non operating losses/(gains)	14	11	82	42
Net foreign exchange loss/(gain)	(53)	54	(157)	314
Share of loss of associates and joint ventures	(64)	(1)	(35)	(14)
Movements in provisions and pensions	121	34	(645)	(185)
Changes in working capital	(206)	(114)	(248)	(155)
Net interest paid	(222)	(135)	(789)	(807)
Net interest received	19	15	63	49
Income tax paid	(110)	(126)	(420)	(671)
Changes due to discontinued operations from operating activity	61	423	682	928
Net cash from/(used in) operating activities	445	907	1,875	2,033

Proceeds from sale of property and equipment	2	5	16	15
Proceeds from sale of intangible assets	(1)	2	(1)	3
Purchase of property, plant and equipment	(467)	(467)	(1,310)	(1,717)
Purchase of licenses	(47)	(51)	(165)	(224)
Purchase of other intangible assets	(35)	(98)	(176)	(266)
Outflow for loan granted	—	—	—	(102)
Inflow from loan granted	1	(1)	1	101
Inflows/(outflows) from financial assets	(19)	27	(87)	74
Inflows/(outflows) from deposits	(40)	(73)	19	(361)
Acquisition of a subsidiary, net of cash acquired	—	(18)	7	(17)
Proceeds from sales of share in subsidiaries, net of cash	(325)	—	(325)	—
Receipt of dividends	—	—	—	—
Discontinued operations in investing activity	(70)	(275)	(650)	(140)
Net cash from/(used in) investing activities	(1,001)	(949)	(2,671)	(2,634)

Net proceeds from exercise of share options	—	—	—	2
Acquisition of non-controlling interest	(7)	(4)	(7)	(4)
Gross proceeds from borrowings	16	737	1,913	2,058
Fees paid for the borrowings	—	(6)	(31)	(6)
Repayment of borrowings	(423)	(763)	(1,816)	(4,840)
Dividends paid to equity holders	(60)	(61)	(60)	(61)
Proceeds from sale of treasury stock	—	—	—	—
Dividends paid to non-controlling interests	—	(1)	(106)	(189)
Proceeds from sale of non-controlling interests	—	—	1	2,307
Discontinued operations in financing activity	—	(2)	(19)	(706)

Net cash from/(used in) financing activities	(474)	(100)	(125)	(1,439)

Net increase/(decrease) in cash and cash equivalents	(1,030)	(142)	(921)	(2,040)

Cash and cash equivalent at beginning of period	3,684	3,930	3,614	6,342
Net foreign exchange difference related to continued operations	(43)	(31)	(59)	(351)
Net foreign exchange difference related to discontinued operations	(6)	(2)	(3)	(23)
Cash and cash equivalent reclassified as Held for Sale at the beginning of the period	340	173	314	—
Cash and cash equivalent reclassified as Held for Sale at the end of the period	—	(314)	—	(314)
Cash and cash equivalent at end of period	2,942	3,614	2,942	3,614

VimpelCom Ltd. Q4 2016  |  24

ATTACHMENT B: DEBT OVERVIEW

AS AT 31 DECEMBER 2016

Type of debt/original lenders	Interest rate	Debt currency	Outstanding debt (million)	Outstanding debt (USD million)	Maturity date		Guarantor	Security
VimpelCom Holdings B.V.
Notes	6.25%	USD	349	349	01.03.2017		PJSC VimpelCom	None
Notes	7.50%	USD	1,280	1,280	01.03.2022		PJSC VimpelCom	None
Notes	9.00%	RUB	12,000	198	13.02.2018		PJSC VimpelCom	None
Notes	5.20%	USD	571	571	13.02.2019		PJSC VimpelCom	None
Notes	5.95%	USD	983	983	13.02.2023		PJSC VimpelCom	None
VimpelCom Amsterdam B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	17.04.2017		VimpelCom Holdings B.V.	None
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	03.05.2017		VimpelCom Holdings B.V.	None
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	332	332	21.12.2020		PJSC VimpelCom	None
Loan from HSBC Bank plc	1.7200%	USD	191	191	31.07.2022		EKN, PJSC VimpelCom	None
Loan from ING Bank	6 month LIBOR plus 1.08%	USD	78	78	16.10.2023		EKN, VimpelCom Holdings B.V.	None
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	499	499	30.04.2018		None	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	651	651	02.02.2021		None	None
RUB denominated bonds	10.0000%	RUB	15,052	248	08.03.2022	*	None	None
RUB denominated bonds	11.9000%	RUB	25,000	412	03.10.2025	**	None	None
Loan from Sberbank	12.7500%	RUB	26,357	435	11.04.2018		None	None
Loan from Sberbank	12.7500%	RUB	5,556	92	29.05.2017		None	None
Loan from Sberbank	11.5500%	RUB	30,000	495	29.06.2018		None	None
Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	2,278	38	30.04.2019		EKN	None
GTH Finance B.V.
Notes	6.2500%	USD	500	500	26.04.2020		VimpelCom Holdings B.V.	None
Notes	7.2500%	USD	700	700	26.04.2023		VimpelCom Holdings B.V.	None

Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	3,750	36	16.05.2019		None	Shares in PMCL
Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	5,000	48	23.12.2020		None	Shares in PMCL
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	5,000	48	16.05.2019		None	Shares in PMCL
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	3,600	34	16.05.2021		None	Shares in PMCL
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	6,900	66	22.12.2019		None	Shares in PMCL
Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	USD	231	231	31.12.2020		EKN	Shares in PMCL
Loan from Habib Bank Limited	6.0000%	PKR	6,268	60	31.12.2023		None	Shares in PMCL
Loan from Habib Bank Limited	6.0000%	PKR	4,154	40	31.12.2023		None	Shares in PMCL
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.63%	USD	300	300	06.05.2019		None	None
Omnium Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	37,500	340	30.09.2019		None	Dividends assignent
Other loans, equipment financing and capital lease obligations				236

*	Subject to investor put option at 17.03.2017
**	Subject to investor put option at 13.10.2017

VimpelCom Ltd. Q4 2016  |  25

ATTACHMENT C: CUSTOMERS

	Mobile			Fixed-line broadband
million	4Q16	4Q15	YoY	4Q16	4Q15	YoY
Russia	58.3	59.8	(2.5%)	1.7	2.2	(24.7%)
Algeria	16.3	17.0	(4.2%)
Pakistan	51.6	36.2	42.4%
Bangladesh	30.4	32.3	(5.9%)
Ukraine	26.1	25.4	2.6%	0.8	0.8	1.0%
Uzbekistan	9.5	9.9	(4.1%)
Other	15.1	15.6	(2.7%)	0.3	0.4	(23.8%)
Total	207.5	196.3	5.7%	2.8	3.4	(18.6%)

Italy	31.1	21.1	48.1%	2.3	2.3	2.4%

1)	Italy customer numbers represent Italy joint venture customer numbers for Q4 2016 and WIND for Q4 2015

VimpelCom Ltd. Q4 2016  |  26

ATTACHMENT D: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. For Italy, we define mobile ARPU as the measure of the sum of our mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month)) divided by the number of months in that period.

Data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. The Italy Business Unit measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-IFRS measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

Adjusted EBITDA (called “EBITDA” in this document) is a non-IFRS financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long term debt and short term debt.

Equity Free Cash Flow is derived from consolidated statements of cash flows and is cash flow before financing activities; net cash from operating activities less net cash used in investing activities. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment below.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

VimpelCom Ltd. Q4 2016  |  27

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as of a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems. For our business in Italy, prepaid mobile customers are counted in our customer base if they have activated our SIM card in the last 13 months (with respect to new customers) or if they have recharged their mobile telephone credit in the last 13 months and have not requested that their SIM card be deactivated and have not switched to another telecommunications operator via mobile number portability during this period (with respect to our existing customers), unless a fraud event has occurred. Postpaid customers in Italy are counted in our customer base if they have an active contract unless a fraud event has occurred or the subscription is deactivated due to payment default or because they have requested and obtained through mobile number portability a switch to another telecommunications operator.

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented in the reconciliation tables section in Attachment D.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

Operational expenses (opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Uzbekistan based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

VimpelCom Ltd. Q4 2016  |  28

ATTACHMENT E: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD million	4Q16	4Q15	FY16	FY15

EBITDA	783	811	3,232	2,875

Depreciation	(367)	(363)	(1,439)	(1,550)
Amortization	(142)	(129)	(497)	(517)
Impairment loss	(177)	(136)	(192)	(245)
Loss on disposals of non-current assets	(6)	(16)	(20)	(38)

EBIT	91	166	1,084	524

Financial income and expenses	(196)	(184)	(761)	(777)
- including finance income	23	17	69	52
- including finance costs	(219)	(201)	(830)	(829)
Net foreign exchange (loss)/gain and others	102	(64)	109	(343)
- including other non-operating (losses)/gains	(15)	(12)	(82)	(43)
- including shares of loss of associates and joint ventures accounted for using the equity method	64	1	35	14
- including net foreign exchange gain	53	(54)	157	(314)

EBT	(3)	(82)	433	(595)

Income tax expense	270	71	635	219
Profit/(loss) from discontinued operations	1,905	252	2,708	263
Profit/(loss) for the period	1,632	99	2,506	(552)
Profit/(loss) for the period attributable to non-controlling interest	11	(41)	(92)	(103)

Profit for the year attributable to the owners of the parent	1,643	58	2,414	(655)

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD million, unaudited	4Q16	4Q15	FY16	FY15

EBITDA	783	811	3,232	2,875

Transformation costs, of which	66	78	255	122
HQ and other	29	58	164	102
Russia	1	8	11	8
Emerging markets	36	12	80	12
Expenses related to Uzbekistan investigation, of which		11		927
provision				900
legal costs		11		27
Other exceptional items in OpCos, of which	61	(3)	94	2
Russia site rent capitalization		(30)		(30)
Bangladesh SIM tax provision		12		14
Pakistan SIM re-verification costs				14
Iraqna litigation provision	66		66
Uzbekistan return of litigation losses	(12)		(12)
accrual of provision	9		9
other	(2)	15	31	4
Total exceptional items	127	86	349	1,051

EBITDA underlying	910	898	3,581	3,926

VimpelCom Ltd. Q4 2016  |  29

RECONCILIATION OF REPORTED CASH FLOW FROM CONTINUED OPERATIONS AND UNDERLYING EQUITY FREE CASH FLOW

USD million	4Q16	4Q15	FY16	FY15
Net cash flow from operating activities	384	484	1,193	1,105
Exceptional items:	66	79	1,092	1,436
Algeria transaction				1,312
Uzbekistan settlement			795
Legal Costs			10
Performance transformation costs and other	66	79	285	147
Underlying net cash flow adjusted for exceptionals	450	563	2,283	2,564

Net cash flow used in investing activities	(931)	(674)	(2,021)	(2,494)
Exceptional items:
Proceeds from sale of share in subsidiaries, net of cash	325		325
Other		4		30
Underlying net cash flow used in investing activities	(606)	(678)	(1,696)	(2,524)
Underlying Equity Free Cash Flow	(156)	(115)	588	40

RECONCILIATION OF OPERATING CASH FLOW

USD million	4Q16	4Q15	FY16	FY15
Operating cash flow (EBITDA underlying-capex)	156	249	1,988	2,147
CAPEX excl licenses	754	649	1,593	1,779
EBITDA underlying	910	898	3,581	3,926
Exceptional items	(127)	(87)	(349)	(1,051)
Changes in working capital and other	(86)	(80)	(894)	(341)
Net interest paid	(203)	(120)	(726)	(758)
Income tax paid	(110)	(126)	(420)	(671)
Changes due to discontinued operations from operating activity	61	422	683	929
Net cash from operating activities	445	907	1,875	2,033

RECONCILIATION OF CAPEX

USD million	4Q16	4Q15
Cash paid for purchase of property, plant and equipment and intangible assets	549	616
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	221	94
Capital expenditures	770	649
Less capital expenditures in licenses	(16)	(60)
Capital expenditures excl. licenses	754	709

VimpelCom Ltd. Q4 2016  |  30

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	4Q16 vs 4Q15
	Service Revenue			EBITDA
	Organic	Forex	Reported	Organic	Forex	Reported
Russia	(1.2%)	4.4%	3.2%	(5.8%)	4.6%	(1.1%)
Algeria	(13.7%)	(2.9%)	(16.7%)	(19.9%)	(2.7%)	(22.7%)
Pakistan	14.6%	28.6%	43.2%	14.9%	9.6%	24.4%
Bangladesh	(2.0%)	(0.2%)	(2.2%)	9.9%	(0.4%)	9.5%
Ukraine	11.8%	(13.2%)	(1.4%)	5.1%	(12.3%)	(7.3%)
Uzbekistan	4.3%	(13.9%)	(9.6%)	0.2%	(13.7%)	(13.5%)

Total	0.1%	2.5%	2.5%	(2.5%)	(0.9%)	(3.4%)

	FY16 vs FY15
	Service Revenue			EBITDA
	Organic	Forex and other	Reported	Organic	Forex and other	Reported
Russia	(1.6%)	(9.1%)	(10.7%)	(4.9%)	(8.8%)	(13.7%)
Algeria	(10.6%)	(7.5%)	(18.1%)	(12.8%)	(7.2%)	(20.0%)
Pakistan	14.1%	12.6%	26.7%	18.6%	5.2%	23.9%
Bangladesh	2.3%	(0.6%)	1.7%	11.1%	(0.7%)	10.4%
Ukraine	10.9%	(16.9%)	(6.0%)	23.4%	(18.6%)	4.7%
Uzbekistan	7.8%	(14.3%)	(6.6%)	4.4%	(14.0%)	(9.6%)

Total	1%	(9%)	(8%)	26.6%	(14.2%)	12.4%

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	31 December 2016	30 September 2016	31 December 2015
Net debt	7,162	6,804	5,497
Cash and cash equivalents	2,942	3,684	3,614
Long - term and short-term deposits	385	316	433
Gross debt	10,489	10,803	9,544
Interest accrued related to financial liabilities	173	198	180
Fair value adjustments		47
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	40	37	60
Derivatives not designated as hedges	319	289	1
Derivatives designated as hedges	7	27	3
Other financial liabilties	88	50	34
Total other financial liabilities	11,116	11,452	9,822

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Target rates	Average rates			Average rates			Closing rates
	FY17	4Q16	4Q15	YoY	FY16	FY15	YoY	4Q16	3Q16	QoQ
Russian Ruble	67.00	63.07	65.94	(4.4%)	67.03	60.96	10.0%	60.66	63.16	-4.0%
Pakistan Rupee	107.00	104.78	104.94	(0.2%)	104.72	102.75	1.9%	104.37	104.46	-0.1%
Algerian Dinar	118.00	110.58	106.81	3.5%	109.43	100.37	9.0%	110.40	109.62	0.7%
Bangladeshi Taka	79.00	78.62	78.46	0.2%	78.44	77.96	0.6%	78.92	78.38	0.7%
Ukrainian Hryvnia	28.00	25.89	22.85	13.3%	25.55	21.83	17.0%	27.19	25.91	4.9%
Kazakh Tenge	350.00	335.07	300.44	11.5%	341.76	222.25	53.8%	333.29	334.93	-0.5%
Uzbekistan Som	3,231.34	3,129.41	2,712.0	15.4%	2,965.66	2,568.7	15.5%	3,231.5	3,010.2	7.4%
Armenian Dram	480.00	478.84	478.50	0.1%	480.45	477.82	0.6%	483.94	474.46	2.0%
Kyrgyz Som	70.00	68.83	72.25	(4.7%)	69.90	64.48	8.4%	69.23	67.93	1.9%
Georgian Lari	2.25	2.50	2.40	4.1%	2.37	2.27	4.3%	2.65	2.33	13.6%

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. Q4 2016  |  31

Barcelona 27 February 2017 FY 2016 Analyst and investor day ©VimpelCom Ltd

This presentation contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, the Company’s plans to implement its strategic priorities, including with respect to its performance transformation, among others; anticipated performance and guidance for 2017, including the Company’s ability to generate sufficient cash flow; future market developments and trends; expected synergies of the Italy Joint Venture, including expectations regarding capex and opex benefits; realization of the synergies of the Warid transaction; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable and the Company’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of the Company’s products and services; continued volatility in the economies in the Company’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in the Company’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program, the effect of foreign currency fluctuations, increased competition in the markets in which VimpelCom operates and the effect of consumer taxes on the purchasing activities of consumers of VimpelCom´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. Other unknown or unpredictable factors also could harm the Company’s future results. New risk factors and uncertainties emerge from time to time and it is not possible for the Company’s management to predict all risk factors and uncertainties, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by the Company or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. The Company cannot assure you that any projected results or events will be achieved. Except to the extent required by law, the Company disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, equity free cash flow, operating cash flow, organic growth, capital expenditures excluding licenses and LTM capex excluding licenses/revenue) are reconciled to comparable IFRS measures in the Company’s earnings release published on its website on the date hereof. DISCLAIMER

AGENDA

BART MORSELT - HEAD OF IR
Opening

JEAN-YVES CHARLIER - CEO
Reinventing VimpelCom

ANDREW DAVIES - CFO
2016 results and corporate finance initiatives

CHRISTOPHER SCHLAEFFER – CDO
VEON

YOGESH MALIK - CTO
Technology leadership

BREAK – 20 MIN

ALEXANDER MATUSCHKA - CPO
Performance transformation

KJELL MORTEN JOHNSEN - HEAD OF MAJOR MARKETS, CEO RUSSIA
Russia update

MAXIMO IBARRA - CEO ITALY JV
Wind Tre hits the market

JEAN-YVES CHARLIER
Final remarks

Q&A - 30 MIN

COCKTAILS (18.00 – 19.00)

3

Jean-Yves Charlier Chief Executive Officer Reinventing VimpelCom

18 months ago, we announced a strategy to transform VimpelCom… Structural Improvements Performance Transformation Portfolio and Asset Optimization Digital Leadership New Revenue Streams World Class Operations $ $ $ $

Transformation progress 2 WORLD CLASS OPERATIONS New global vision & values New leadership team and talent Strengthened Supervisory Board New global operating model Stronger compliance/control environment 1 STRUCTURAL IMPROVEMENTS Algeria transaction Uzbekistan settlement GTH bond & share buy-back Substantial free float increase Strengthened balance sheet 3 TRANSFORMING THE COST BASE Reduced legacy costs by USD 402 million, enabling re-investment in our digital strategy Capex to revenue reduced from 21% in 2014 to 17% in 2016 USD 588 million in underlying equity free cash flow1 in FY 2016 1  Underlying equity free cash flow, defined as free cash flow from operating activities less free cash flow used in investing activities; excluding M&A transactions, transformation costs and other one-off items

Transformation progress 5 NEW REVENUE STREAMS Returned to organic growth 26% organic growth in mobile data revenue in FY 2016 Focus on FMC & B2B 4 Portfolio optimization In-market consolidation: Italy and Pakistan transactions Disposal of non-strategic assets Network sharing: Russia, Kazakhstan Tower portfolio to be disposed of 6 Digital LEADERSHIP Changing the business model from bricks and mortar to digital VEON internet platform launched in Italy Implementing an integrated digital model with new BSS and data analytics

These initiatives have allowed us to deliver robust results in 2016 ALL NUMBERS EXCLUDE WARID CONTRIBUTION 1 Organic change is non-IFRS financial measure that excludes the effect of foreign currency translation and Warid acquisition 2 The Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue 3 Underlying EBITDA excludes exceptional items : Exceptional items in FY 2015: provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 927 million, and transformation costs of USD 135 million Exceptional items in FY 2016: USD 341 million as a net effect of transformation costs of USD 245 million, USD 66 million related to Iraqna litigation provision and other costs of USD 22 million. Organic1 service revenue2 development Underlying EBITDA3 margin development LTM capex (excl. licenses)/revenue development OCF Margin = (Underlying EBITDA3 – capex)/revenue -0.3 p.p. +0.2 p.p. organically -1.2 p.p. +1 p.p.

At the same time, the currency headwinds are receding… VimpelCom currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue (= total Group revenue - eliminations - HQ)

AND THE COMPANY DELIVERED ON 2016 TARGETS

VEON

USD MILLION
UNLESS OTHERWISE STATED

	FY 2015[1]	FY 2016 target[2]	FY 2016 pro-forma (excl. Warid)	
Service revenue	9,313	Flat to low single digit	8,402 +0.5% YoY organically	✓
EBITDA margin underlying	40.9%	Flat to +1 p.p. YoY	40.6% +0.2 p.p. YoY organically	✓
CAPEX / Revenue	18.5%	17-18%	17.4%	✓
OCF[3] margin	22.3%	Flat to +2 p.p.	23.3% +1 p.p. YoY	✓
Leverage	1.4x	~2.0x	2.0x	✓

[1] The Company changed the accounting treatment for certain elements of mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue
[2] Targets for 2016 assumed no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets also exclude the Italy JV; EBITDA margin excludes exceptional items such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting and other one-off charges and transformation costs. FY 2015 is the base for organic calculations, organic changes for 2016 are calculated using 2015 rates
[3] Operating cash flow, defined as underlying EBITDA less capex excluding licenses

10

DIVIDEND POLICY Announcement of a meaningful dividend policy US 23 cents per share for FY 2016 US 3.5 cents already paid US 19.5 cents final STRONGER OUTLOOK PROJECTED Returned to financial health with strong 2016 progress Stronger equity free cash flow expected1, targeting USD 700-800 million in 2017 and more than USD 1 billion for 2018 3 major FINANCIAL announcements On the back of these robust results EURONEXT LISTING EXPECTED Logical second listing in Amsterdam Listing expected Q2 2017 Broaden investor base 1  Underlying equity free cash flow, defined as free cash flow from operating activities less free cash flow used in investing activities; excluding M&A transactions, transformation costs and other one-off items

GROWTH HAS BEEN LAGGING BEHIND OTHER DIGITAL SECTORS NO MEANINGFUL ENGAGEMENT WITH CUSTOMERS Transformation progress YESTERDAY TODAY TELECOMS IS FACING A GROWTH CHALLENGE IDATE digiworld yearbook 2016, Citi research – 2013-2015 revenue CAGR (Euro constant currency)

digital strategy: From telco to tech NEW INTERNET PLATFORM Zero rating as a fundamental component of the service , allowing users to stay connected for free, no matter what their data plan Users communicate by voice, text, picture, and video through beautifully designed interface Highly intuitive partner, offering users new, personalised & contextual services RE-INVENTING BRICKS & MORTAR MODEL Smooth, easy, fun & intuitive experience where everything is at the user’s fingertips No more queuing up in stores to top-up or waiting for a customer service agent RE-ENGINEERING LEGACY SYSTEMS & DATA ARCHITECTURE Strong data and analytics fuelling tailored customer offerings and market place Creation of a new digital stack Unprecedented feature set thanks to deep integration with core network

VimpelCom is now…

VIDEO

From telco to tech Grow equity free cash flow to more than USD 1 billion for 2018 to support a sustainable dividend policy REVITALIZING OUR BUSINESS TO ACHIEVE WORLD CLASS STANDARDS Aggressively grow B2B + FMC Strengthening B2C commercial model and performance Moving to an asset light model Drastically improving efficiency and controls REINVENTING A GLOBAL COMMUNICATIONS PIONEER INTO A GLOBAL TECH COMPANY Re-engineer legacy systems and data architecture Creating a revolutionary mobile internet platform Re-invent bricks and mortar model Develop portfolio and capital structure REINVENT REVITALIZE

Andrew Davies Chief Financial Officer 2016 RESULTS & corporate finance initiatives

FY2016 TARGETS ACHIEVED

VEON

USD MILLION
UNLESS OTHERWISE STATED

	FY 2015[1]	FY 2016 target[2]	FY 2016 pro-forma (excl. Warid)	
Service revenue	9,313	Flat to low single digit	8,402 +0.5% YoY organically	✓
Underlying EBITDA margin	40.9%	Flat to +1 p.p. YoY	40.6% +0.2 p.p. YoY organically	✓
CAPEX/revenue	18.5%	17-18%	17.4%	✓
OCF[3] margin	22.3%	Flat to +2 p.p.	23.3% +1 p.p. YoY	✓
Leverage	1.4x	~2.0x	2.0x	✓

Achieved > 75% of the medium term cash flow target 2 years early

[1] The Company changed the accounting treatment for certain elements of mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue
[2] Targets for 2016 assumed no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets also exclude the Italy JV; EBITDA margin excludes exceptional items such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting and other one-off charges and transformation costs. FY 2015 is the base for organic calculations, organic changes for 2016 are calculated using 2015 rates
[3] Operating cash flow, defined as underlying EBITDA less capex excluding licenses

18

FY 2016 service revenue evolution FOREX HEADWINDS PARTIALLY MITIGATED BY CONTRIBUTION FROM WARID 1 Other also includes intercompany eliminations 2 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations -8.2% 1 PAK 125 BAN 14 ALG (134) +0.7% 2 PAK 125 BAN 14 ALG (134) +0.5% 2 ORGANIC GROWTH OF 2.3% WITHOUT ALGERIA USD MILLION

FY 2016 EBITDA evolution EBITDA IMPACTED BY FOREX HEADWINDS ... 1 Exceptional items in FY 2015 consist of provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 927 million, as well as transformation costs of USD 135 million 2 Exceptional items in FY 2016 consist of USD 341 million as a net effect of transformation costs of USD 245 million, USD 66 million related to Iraqna litigation provision and other costs of USD 22 million. 3 Other consists of operations in Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan, HQ and Intercompany eliminations ... BUT CONTINUES TO GROW ORGANICALLY -9.7% 2 1 +1.4% 2 1 3 PAK 113 BAN 22 ALG (84) 1 +1.4% 2 3 PAK 111 BAN 22 ALG (84) 1 USD MILLION

FY 2016 income statement FY16 FY15 YoY Organic YoY Revenue 8,885 9,606 (7.5%) 1.0% Service revenue 8,553 9,313 (8.2%) 0.5% EBITDA 3,232 2,875 12.4% 26.6% Depreciation & amortization (1,936) (2,067) (6.3%) Impairments and other (212) (283) (25%) EBIT 1,084 524 n.m. Net financial expenses and other (651) (1,120) n.m. Profit/(loss) before tax 433 (595) n.m. Tax (635) (219) 190.1% Loss for the period from continued operations (202) (814) 75.2% Profit / (loss) from discontinued operations 2,708 263 n.m. Non-controlling interest (92) (103) 10.7% Profit for the period 2,414 (655) n.m. In 2016, change in the tax regime in Uzbekistan and USD 95 million deferred tax asset write-off for Wind Tre JV closing. In 2015, reversal of tax provisions of USD 200 million for future withholding taxes on intercompany dividends USD 1.8 billion non-cash provisional gain on closing of Wind Tre JV transaction Lower depreciation due to FOREX headwinds Positive YoY FOREX effects, net income of USD 145 million from Wind Tre JV, partially offset by Euroset impairment of USD 99 million USD MILLION

FY 2016 net DEBT EVOLUTION Net debt/ EBITDA2 2.0x 1.4x 1 1.5x 1 Exceptional items in FY 2016 cash flow consists of USD 795 million related with Uzbekistan settlement, USD 10 million related with legal costs and performance transformation and other costs of USD 287 million 2 Underlying EBITDA, which in FY 2015 excluded provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 927 million, as well as transformation costs of USD 135 million. In FY 2016, underlying EBITDA excludes exceptional items of USD 341 million as a net effect of transformation costs of USD 245 million, USD 66 million related to Iraqna litigation provision and other costs of USD 22 million. USD MILLION

2016 structural improvements Closing of Italy transaction GTH refinancing Improving cash upstream Optimization of local debt structures Global capital allocation model Asset light strategy Create flexibility for re-investing

CORPORATE FINANCE TRANSACTIONS

VEON

M&A and deleverage key events

- JAN 2015: Algeria transaction
- MAR 2015: Italy tower sale
- AUG 2015: Italy JV announcement and subsequent deconsolidation of WIND
- NOV 2015: Pakistan transaction announcement
- JUL 2016: Pakistan transaction closing and Warid debt consolidation
- NOV 2016: Disposal of Zimbabwe; Italy JV closing and full deconsolidation of WIND debt

Capital structure optimization

- MAR 2015: Tender offer on USD bonds; RUB bonds put options exercised; 3rd phase of Italy refinancing
- OCT 2015: RUB bond issue in Russia
- NOV 2015: RUB bond secondary offering
- DEC 2015: New Sberbank credit facility; CDB - RMB facility
- APR 2016: GTH Finance BV ~USD 1.2 billion bonds issue
- FEB 2017: RCF/Term loan up to USD 2.25 billion; GTH ~USD 0.3 billion share buy-back

24

Group gross debt (currency breakdown and evolution) 2014 (USD 26.4 billion) Capital structure improved Net leverage ratio1: 2.5x USD RUB Other EUR Gross debt and leverage ratio reduced, annual interest savings ~USD 150 million2 2016 average interest rate: 7.3% 1 Net leverage ratio: Net debt/EBITDA 2 2016 vs 2014 (excluding Italy), run-rate 2016 (USD 10.5 billion) Net leverage ratio1: 2.0x

EQUITY FREE CASH FLOW IMPROVEMENT IN 2016 FY 2015 40 (280) 828 588 FY 2016 Net cash from operating activities2 Net cash used in investing activities2 …driven by robust capital efficiency improvements 1  Underlying equity free cash flow, defined as free cash flow from operating activities less free cash flow used in investing activities; excluding M&A transactions, transformation costs and other one-off items 2 See appendix for reconciliation table USD MILLION UNLESS OTHERWISE STATED UNDERLYING EQUITY FREE CASH FLOW1 EVOLUTION

Future priorities and ambitions Further improve: Dual listing in Amsterdam Debt structure Tax efficiency Portfolio and asset light strategy Equity free cash flow + … to structurally support dividends and broaden the investor base dual listing in Amsterdam Increased free float allows us to launch a second listing1 on Euronext Amsterdam, broadening the investor base Listing will be launched in Q2 2017 with the ticker “VEON” Likely inclusion in new stock indices European stock coverage expected to increase Amsterdam listing will be in Euro-denominated common shares, fully fungible with NASDAQ ADSs Listing on NASDAQ remains and ticker changes to “VEON” 1 The company has appointed ING as its financial advisor and listing agent in connection with the planned Euronext Amsterdam listing

EQUITY FREE CASH FlOW IMPROVEMENT USD MILLION UNLESS OTHERWISE STATED FY 2016 FY 2017E >1,000 FY 2018E …coupled with further improvements to cash upstreaming 1 Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities; excluding M&A transactions, transformation costs and other one-off items ~700-800 588 UNDERLYING EQUITY FREE CASH FLOW1 EVOLUTION

FY 2017 TARGETS FY 2016 actual (incl. Warid for 6 months) Total revenue Underlying EBITDA margin Underlying equity free cash flow2 1 FY 2017 targets based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Equity free cash flow is calculated at the target rates for 2017 (see Appendix) 2 Underlying equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities; excluding M&A transactions, transformation costs and other one-off items. Underlying equity free cash flow target is calculated on the basis of the target rates disclosed in the appendix 8,885 40.3% 588 9,040 40.0% 607 Low single digit growth Low single digit accretion 700-800 FY 2016 pro-forma (incl. Warid for 12 months) FY 2017 targets1 USD MILLION UNLESS OTHERWISE STATED

For the financial year ended 31 December 2016, the Company intends to pay a dividend in the aggregate amount of USD 23 cents per share comprised of USD 3.5 cents per share paid as an interim dividend in December 2016 and USD 19.5 cents per share as a final dividend to be paid in April 20171 New dividend policy on back of robust results & Outlook Thereafter, VimpelCom is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow2 1 The record date for the Company’s shareholders entitled to receive the final dividend payment has been set as 30 March 2017 2 Equity free cash flow is defined as free cash flow from operating activities less free cash flow used in investing activities

Christopher Schlaeffer Chief Digital Officer

INDUSTRY EVOLUTION 1995 2000 2005 2010 2015 2G 3G 4G

MOVING BEYOND THE APP ECONOMY 2007 A revolutionary phone Now Emerging ecosystems 2008 A dominating operating system

PERSONAL FREE SECURE OPEN CONTEXTUAL A NEW INTERNET PLATFORM

VEON A single account – and you stay in control Totally free Messaging – with chat and voice calling Everything the internet has to offer - from a given context News, music and video entertainment – personalized for you Beautifully delivered – in the “VEON Stream” All you need in one place

FREE. EVEN WHEN YOU ARE OUT OF CREDIT.

SECURE. PUTTING THE USER IN CONTROL.

GLOBAL PARTNERSHIP

CONTEXTUAL. WHAT YOU NEED. WHEN YOU NEED IT.

GLOBAL PARTNERSHIP FOR STUDIO+

GLOBAL PARTNERSHIP

OPEN. EVERYTHING THE INTERNET HAS TO OFFER.

ECONOMICS DIGITAL GROSS ADDS SUBSCRIBER ACQUISITION COST DIGITAL TOP-UPS CUSTOMER CARE CALLS CHURN SUBSCRIBER MARKET SHARE VALUE SHARING WITH PARTNERS MONTHLY ACTIVE USERS (MAU) CUSTOMER ENGAGEMENT NEW REVENUE MODEL IMPACT ON CORE BUSINESS

ITALY > 1 million Downloads

BE TRULY FREE

Yogesh Malik Chief Technology Officer TECHNOLOGY LEADERSHIP

MYTH: TELCOS CANNOT COMPETE WITH OTTs Tangible features thanks to deep integration with core network (Voip Override, SMS in/out, etc.) Real-time data continuously enriched fueling relevant customer offerings & marketplace 56

VEON

DEVICE

- Device IMEI
- Device Brand
- SIM IMSI
- SIM characteristics
- BAN No.
- Sub No.
- Customer BAN
- Time stamp

ACCOUNT

- Account type
- Account code BAN status
- Sub status
- Account category
- Stop list
- Fraud list indicator
- Time stamp

USER DEMOGRAPHIC

- Time stamp
- Start Service Date
- Address
- Gender
- Age
- Income
- Education level
- Marital status
- Acquisition source data
- Market name
- Market code
- Region
- ARPU
- ARPU cluster
- Internal / External segmentation

SERVICE USAGE

- Time stamp
- Allowed services
- Services activated
- SOC
- SOC effective date Service package expiration date
- Service class
- Service status
- Service description
- Bundle details
- Additional features
- Channel
- Promo
- Promo expiration

CUSTOMER SERVICE

- Customer appeals
- Contact timings & durations
- Services requested
- Customer satisfaction

CORE MOBILE SERVICES

- Recipient IMSI
- Time stamp begin
- Time stamp end
- Voice usage fields
- Record sequence number
- Call location data
- Caller location
- Caller VLR location
- Recipient visitor loc Recipient VLR loc
- Type of call
- Call status
- Fault condition encountered
- Record sequence #
- Time stamp SMS
- SMS location data
- Sender visitor loc
- Recipient visitor loc
- Type of SMS
- SMS status
- Photo attachment
- Length of message
- Message content
- Fault condition encountered
- VAS registered
- VAS downloaded
- Is VAS an app
- Search ID
- Web session URL
- Browser name
- Visitor location
- Action button
- Browser name
- App name

BILLING

- Charge code
- Record sequence #
- Transaction cost
- VAS vs. Core
- Charge amount
- Sales tax/VAT
- Currency
- Sub-balance
- Begin balance
- Remaining balance
- Recurring or 1-time
- Balance
- Prepaid or postpaid
- Monthly charge for postpaid
- Overplan charges
- Time stamp
- Billing status
- Amount paid
- Payment source
- Visitor location

MOBILE FINANCIAL SERVICES

- Mobile purchases data
- Bank transactions data
- Cash in/out transactions
- P2P transactions
- Credit/Loan products usage data

ACCOUNT MGMT

- Time stamp
- Website login & reg performed
- Action
- Web Search ID
- Web session URL
- Impression
- Close window
- Browser name
- IVR data
- Position in queue
- IVR path steps

57

MYTH: TELCOS CANNOT COMPETE WITH OTTs Strong presence and distribution networks Tangible features thanks to deep integration with core network (Voip Override, SMS in/out, etc.) Real-time data continuously enriched fueling relevant customer offerings & marketplace

TELCO TO TECH challenges Siloed, non data-centric architecture No software expertise System integrator dependent Our Vision Micro-services based architecture Developing software skills Full control over front end using open source

Our Vision Micro-services based architecture Developing software skills Full control over front end using open source

BUILDING FUTURE SOFTWARE-DEFINED PRODUCTS New business enablement APIs Micro- services Data management IT Stack Network assets

UPLIFTING OUR NETWORKS AT FAST PACE TRADITIONAL TELCO NETWORKS FUTURE TELCO NETWORKS Hardware and software locked together Very hard to scale or pool Sharing is still nascent Software defined, intelligent Dynamic scaling and pooling Modernizations and sharing

Countries where 4G/LTE was launched in 2016 MILESTONES ACHIEVED – AT RECORD PACE Network Sharing and Consolidation 4G/LTE population coverage in our footprint Million people, change in % 2015 2016 +72% 63

Ukraine example Number of sites swapped / modernized in 2016 and 2017 MODERNIZING MAJORITY OF SITES BY THE end OF 2017 Full country swap in record time with 4G/LTE readiness Significant leadership to competitors in NPS 60% of urban sites have fibre connectivity 2017 ~57,000 ~

VIRTUALIZING OUR NETWORKS ALL ACROSS Implemented vEPC covering five Eurasian countries Adopting a comprehensive network function virtualization strategy Introducing virtual HLR in Bangladesh

CAPEX TO REVENUE RATIO, (%) Our experience: MUCH MORE CAN BE DONE WITH LESS RESOURCES Modernization at pace Group-wide prioritization Focus on quality of service Medium-term goal ~15

Keeping world-class network quality Total volume of traffic, 3G and 4G/LTE Petabytes 4G/LTE share of total data traffic % +57% #1 in six countries for network throughput

BUILDING FUTURE SOFTWARE-DEFINED PRODUCTS New business enablement APIs Micro- services Data management IT Stack Network assets

BRINGING IT ALL TOGETHER FOR A UNIQUE USER EXPERIENCE



VEON
Marketplaces
Micro-services
OpCo Campaign Manager
PartnerPortal
Scheduling Campaign/ API Manageme nt
API Gateway
MS API End Points
Microservices Platform
Payment Gateway
BSS
New digital stack
Partner Campaign Manager
User facing Execution
Campaign Reporting
Scheduling Campaign Management
ID, Profile, Location MS Integration
Processed Data Out to MSP Behavioural Data in from MSP
TelCo Data In
VEON engagement platform
Offer Decisioning
Decision Engine
Campaign Management
DMP and analytics
VEON User
Behavioural Data IN
DMP's
Telco offer activation

60

2016: A vision became reality Digital Stack overhaul started Software Development center opened Data Management Platform launched Mobile Financial Services platform launched VEON launched break

Alexander Matuschka Chief Performance Officer PERFORMANCE TRANSFORMATION

PERFORMANCE TRANSFORMATION RESUME MEANINGFUL DIVIDEND POLICY RESTRUCTURE RE-INVEST

improving cash flow New 2018 target2 Achieved in 2016 Original 2018 target1 >75% achieved OPEX Optimize legacy cost base CAPEX Scale volumes through standardization across our footprint WORKING CAPITAL Inventory management Payment days 1. Original medium term cash flow target 2. New target based on equity free cash flow

GLOBAL operating MODEL CONSOLIDATION STANDARDIZATION DIGITIZATION MANAGED SERVICES SHARED SERVICE CENTERS HUBS CONTACT CENTERS

designing principles STRINGENT GOVERNANCE ONE PROJECT MANAGEMENT CAPABILITIES INTERNALIZED LINK TO PROFIT & LOSS 80 initiatives 400 ACTION OWNERS USD 402 million OPEX SAVINGS in 2016 USD 503 million Run RATE SAVINGS 76

USD 3.9 billion 2016 TOTAL CAPEX AND STRUCTURAL OPEX COST OPTIMIZATION: procured volume Structural opex is total opex less service costs, costs of equipment and accessories, commercial costs and litigation costs Total capex excludes licenses Real estate costs include only costs for administrative sites Procured OPEX Procured CAPEX

Vendor day methodology: GUIDING PRINCIPLES 48h REAL TIME AUCTIONS & NEGOTIATIONS DECISION MAKERS PRESENT PRESENT STRATEGY AND VALUES SIGN CONTRACTS & AWARD VENDORS REAL TIME AUCTIONS & NEGOTIATIONS

GLOBAL VENDOR DAYS CONSISTENTLY REDUCING CAPEX CAPEX / REVENUE (%) 18.5% ~15% Medium-term goal 21.0% 17.4% PROCUREMENT SPEND 70% 2016 2015 2015 2016 TOTAL VOLUME OF TRAFFIC, 3G AND 4G/LTE Petabytes SHARE OF 4G/LTE AMONG TOTAL DATA TRAFFIC (%) DE-RISK SCALE VOLUME STANDARDIZE AND ELIMINATE VARIANCES FOSTER COLLABORATIVE BEHAVIOR

30% local vendor days Bangladesh -52% Pakistan -24% Algeria -33% Russia -19% Armenia -9% Kazakhstan -8% Ukraine -19% Georgia 9 Mar 2017 Kyrgyzstan 14 Mar 2017 Uzbekistan 15 Mar 2017 PROCUREMENT SPEND BE LOCAL TO BE GLOBAL SHARE GROUP VISION AND VALUES FOCUS ON OPEX OPTIMIZATION PARTNER WITH LOCAL VENDORS

Risk shared with vendors Fully mitigated improvement of 65% NON mitigated REDUCTION of 78% 2.3 0.6 0.2 1.2 Addressable Spend Fully mitigated in 2016 Shared risk in 2016 Not mitigated in 2016 1,600 contracts representing 80% of total procured spend De-Risking FOREX MITIGATION AMOUNT OF TOTAL SPEND USD billion 1.5

COST OPTIMIZATION: PERSONNEL COSTS Structural opex is total opex less service costs, costs of equipment and accessories, commercial costs and litigation costs Total capex excludes licenses Real estate costs include only costs for administrative sites USD 3.9 billion Personnel costs 2016 TOTAL CAPEX AND STRUCTURAL OPEX

Structural shift from TelCo to Tech: headcount HEADCOUNT Jan 2015 Re-structure Dec 2015 Re-structure Re-investment Dec 2016 -33% -28% LINE MANAGERS ORG. STRUCTURE LAYERS -36% Headcount includes both employees and temporary external labor; in the Form 20-F figures refer only to employees.

2016 74% 2018 81% HEADCOUNT ADMINISTRATIVE vs NON-ADMINISTRATIVE (in %) HEADCOUNT Jan 2015 Re-structure Dec 2015 Re-structure Re-investment Dec 2016 -33% -28% Structural shift from TelCo to Tech: headcount Headcount includes both employees and temporary external labor; in the Form 20-F figures refer only to employees. 2015 55%

HEADCOUNT GSS & HUBS & COE vs ADMINISTRATIVE (in %) GSS refers to Global Shared Services COE refers to Centre of Excellence 2015 2% 2016 10% 2018 20% HEADCOUNT Jan 2015 Re-structure Dec 2015 Re-structure Re-investment Dec 2016 -33% -28% Structural shift from TelCo to Tech: headcount Headcount includes both employees and temporary external labor; in the Form 20-F figures refer only to employees.

HEADCOUNT HQ DIGITAL vs HQ TOTAL (in %) HQ refer to headquarters 2015 2% 2016 21% 2018 50% HEADCOUNT Jan 2015 Re-structure Dec 2015 Re-structure Re-investment Dec 2016 -33% -28% Structural shift from TelCo to Tech: headcount Headcount includes both employees and temporary external labor; in the Form 20-F figures refer only to employees.

COST OPTIMIZATION: REAL ESTATE COSTS USD 3.9 billion Real estate costs 2016 TOTAL CAPEX AND STRUCTURAL OPEX Structural opex is total opex less service costs, costs of equipment and accessories, commercial costs and litigation costs Total capex excludes licenses Real estate costs include only costs for administrative sites

Visualization of the cultural change: real estate SHARING RATIO OFFICE OCCUPANT / OFFICE WORKSTATION (in points) -22% -13% -6% -1% SPACE (in k sqm) +75% NUMBER OF ADMINISTRATIVE SITES

Visualization of the cultural change: real estate OPEN OFFICE SPACE DEVELOPMENT (%) 2015 40% 2016 45% 2018 80% -22% -13% -6% -1% SPACE (in k sqm) NUMBER OF ADMINISTRATIVE SITES

PERFORMANCE TRANSFORMATION RESUME MEANINGFUL DIVIDEND POLICY RESTRUCTURE RE-INVEST

©VimpelCom Ltd Kjell Morten Johnsen Head of Major Markets and Russia CEO RUSSIA UPDATE

STRONG POSITION IN RUSSIA 57 million mobile customers 36 million mobile data customers Leading position in Moscow > USD 3.4 billion mobile revenue in FY 2016 SOLID #3 POSITION IN MOBILE 10 million FTTB households passed, 2.2 million broadband customers STRONG FIXED LINE ASSETS Successful launch of fixed mobile convergence product DIGITAL PIONEER > 100 thousand km of fiber network > USD 650 million fixed-line revenue in FY 2016 Launch of VEON in 2017 92

Priorities ARPU Customer base NPS Grow revenue Increase customer satisfaction Become fully digital Increase cash flow generation

-16.9% YoY RUSSIA: PERFORMANCE STABILIZED SERVICE REVENUE MOBILE CUSTOMERS EBITDA AND EBITDA MARGIN CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE -1.3% YoY RUB BILLION RUB BILLION AND % -5.8% YoY +1.8% YoY underlying1 MILLION -2.5% YoY RUB BILLION AND % Total service revenue decreased: Declining fixed-line service revenue Slight growth in mobile service revenue Continued strong mobile data revenue growth of 17% YoY Underlying EBITDA increased 2% YoY, adjusted for performance transformation costs and positive effect of site rental capitalization in 4Q15 Capex decreased driven by performance transformation FY 2016 OCF margin2 23% Environment remains challenging 1. Q4 2016 EBITDA negatively impacted by one-offs, due to transformation costs, of RUB 86 million; Q4 2015 EBITDA negatively impacted by one-offs, due to transformation costs, of RUB 157 million and positively impacted by site rental capitalization of RUB 2.2 billion 2. Operating Cash flow margin= (Underlying EBITDA-Capex excl. licenses)/Total revenue mobile fixed-line 94

MONETIZATION THROUGH DATA CENTRIC PRICING Data centric pricing will enable operators to continue improving network quality Value for customer Usage (min, MB) Mobility driven GB driven Current mobile data pricing not sustainable Beeline leading market bundle penetration > 50% Market ready for data centric pricing with smartphone penetration > 50%

FMC to support FixED-line business Successful launch of FMC: Strong pull: 500k+ convergent customers in just 9 months Strong 2.5x ARPU uplift and lower churn Become the leading convergent operator Fixed and convergent footprint expansion via partnerships with regional operators Focus on B2B segment

Investing smarter 10 regions with Megafon 43 regions with MTS Top down NPS, quality of voice Top down NPS, quality of data Maximizing network investment efficiency through network sharing Medium-term goal to invest 15% capex to revenue Continuing network buildout, leveraging smart big data based approach Network customer satisfaction on par with competitors Network sharing

Veon: Rolling out global vision locally “Big bang” go-to-market strategy Involvement of online celebrities (top bloggers) Active promo campaign Joint projects with popular web sites VEON internet platform differentiates through local content and partnerships LaModa – leading on-line fashion store Amediateka – leading on-demand video platform N+1 – leading high tech online magazine

Change picture FINAL REMARKS Jean-Yves Charlier Chief Executive Officer

Q&A Barcelona 27 February 2017

APPENDIX Barcelona 27 February 2017

Debt maturity schedule Group debt maturity schedule by currency1 As at 31 December 2016, USD BILLION Group debt maturity schedule by Business Units 1 After effect of cross currency swaps 2016 2017 2018 2019 2020 2021 2022 2023 >2023 Total BD-BDC 0 5.3317893703497212 2.4859407247845921E-2 300.00440073884948 0 0 0 0 0 305.36104951644705 DZ-OTA 0 113.22761195719818 113.22761195719816 113.22761195719816 0 0 0 0 0 339.68283587159448 EG-GTH 0 0 0 0 0 0 0 0 0 0 PK-PMCL 0 163.77392816192392 172.37157353147452 152.19424229002584 121.29325786368018 20.348487740538463 16.515968817476285 16.515968885695123 0 663.01342729081432 NL-GTHF 0 0 0 0 500 0 0 700 0 1200 GTH 0 282.33332948947179 285.62404489592052 565.42625498607345 621.2932578636802 20.348487740538463 16.515968817476285 716.51596888569509 0 2508.0573126788559 RU-VIPHQ 0 1089.9884054031209 1164.429713345947 14.313503049029343 2.0663699796750583 652.66990198678286 2.0455065611661651 2.2661579769160638 37.651749742823995 2965.4313080454613 RU-ASTRAK 0 0 0 0 0 0 0 0 0 0 RU-SARAT 0 0 0 0 0 0 0 0 0 0 _Dummy004 0 0 0 0 0 0 0 0 0 0 RU-VIPI 0 0 0 0 0 0 0 0 0 0 TJ-TACOM 0 1.9362151000000001 0 0 0 0 0 0 0 1.9362151000000001 UZ-UNITEL 0 7.3461158200000005 0.40986426000000004 0.52174651999999999 0 0 0 0 0 8.2777265999999994 LA-LAO 0 0 0 0 0 0 0 0 0 0 KZ-KARTEL 0 0 0 0 0 0 0 0 0 0 KZ-KEM 0 0 0 0 0 0 0 0 0 0 PJSC 0 1099.2707363231209 1164.8395776059469 14.835249569029344 2.0663699796750583 652.66990198678286 2.0455065611661651 2.2661579769160638 37.651749742823995 2975.6452497454611 NL-VIPH 0 348.64299999999997 197.83404690974976 577.19479533189349 6.1297953318934475 9.1946929935205191 1280.0229999999999 982.875 0 3401.8943305670578 _Dummy003 0 0 0 0 0 0 0 0 0 0 NL-VIPAMS 0 1126.0112008200001 126.01120082000001 126.01120082 126.01120087000001 42.964786939999996 42.964786950000004 11.202617 0 1601.1769942200001 HQ 0 1,474.6542008200001 323.84524772974976 703.20599615189349 132.14099620189347 52.159479933520515 1,322.9877869499999 994.07761700000003 0 5,003.713247870581 2017 2018 2019 2020 2021 2022 >2022 Total PJSC 1.0992707363231209 1.164839577605947 1.4835249569029344E-2 2.0663699796750583E-3 0.65266990198678287 2.0455065611661651E-3 3.9917907719740055E-2 2.9756452497454617 GTH 0.28233332948947182 0.28562404489592053 0.56542625498607346 0.62129325786368017 2.0348487740538462E-2 1.6515968817476284E-2 0.71651596888569513 2.5080573126788561 VIP HQ 1.4746542008200001 0.32384524772974976 0.7032059961518935 0.13214099620189348 5.2159479933520513E-2 1.32298778695 0.99407761700000008 5.003071324787058 Total 2.8562582666325929 1.7743088702316172 1.2834675007069962 0.75550062404524865 0.72517786966084186 1.3415492623286425 1.7505114936054351 10.486773887211374 Corrections: 2017 2018 2019 2020 2021 2022 2023 >2023 Total _Dummy002 0 0 0 0 0 0 0 0 0 LU-WAF 0 0 0 0 0 0 0 0 0 PK-PMCL 1.5537296975965686E-3 0 0 0 0 0 0 0 1.5537296975965686E-3 IT-WTI 0 Others 0 GTH 0 RU-VIPHQ -3.8219422282123567E-4 -3.8219422282123567E-4 UZ-UNITEL 9.5149250899955005E-4 9.5149250899955005E-4 DZ-OTA 0 0 After corrections 2017 2018 2019 2020 2021 2022 >2022 Total GTH 0.28388705918706841 0.28562404489592053 0.56542625498607346 0.62129325786368017 2.0348487740538462E-2 1.6515968817476284E-2 0.71651596888569513 2.5096110423764526 Russia 1.0998400346092991 1.164839577605947 1.4835249569029344E-2 2.0663699796750583E-3 0.65266990198678287 2.0455065611661651E-3 3.9917907719740055E-2 2.9762145480316402 HQ 1.4746542008200001 0.32384524772974976 0.7032059961518935 0.13214099620189348 5.2159479933520513E-2 1.32298778695 0.99407761700000008 5.003071324787058 2.8583812946163674 1.7743088702316172 1.2834675007069962 0.75550062404524865 0.72517786966084186 1.3415492623286425 1.7505114936054351 10.48889691519515 2017 2018 2019 2020 2021 2022 2023 >2023 Total CNY 0 0 6.1297953318934497E-3 6.129795331893448E-3 9.1946929935205184E-3 0 0 0 2.1454283657307418E-2 USD 1.5346152808289992 0.67568129779999997 1.0602197410600001 0.70090039574000018 0.69360834304000007 1.32298778695 1.694077617 5.3039710000035711E-5 7.6821435021289997 RUB 1.0895046217502995 0.86300352753569642 1.4191709329029341E-2 1.9330658996750585E-3 2.0263458867828751E-3 2.0455065611661651E-3 2.2661579769160636E-3 3.7598710032824334E-2 2.0125696449723898 PKR 0.12095265785952049 0.12237157353147453 8.9694242290025858E-2 4.6537367073680169E-2 2.0348487740538462E-2 1.6515968817476287E-2 1.6515968885695124E-2 0 0.43293626619841097 BDT 8.1122220349721231E-5 2.485940724784592E-5 4.4007388494678153E-6 0 0 0 0 0 1.1038236644703498E-4 DZD 0.11322761195719817 0.11322761195719816 0.11322761195719816 0 0 0 0 0 0.33968283587159448 KZT 0 0 0 0 0 0 0 0 0 EGP 0 0 0 0 0 0 0 0 0 2.8583812946163669 1.774308870231617 1.2834675007069964 0.75550062404524876 0.72517786966084186 1.3415492623286425 1.7128597438626112 3.765174974282437E-2 10.488896915195149 4.246055967549389E-3 42735 2017 2018 2019 2020 2021 2022 >2022 Total USD 1.5346152808289992 0.67568129779999997 1.0602197410600001 0.70090039574000018 0.69360834304000007 1.32298778695 1.6941306567100001 7.6821435021289997 0.73240718869111621 RUB 1.0895046217502995 0.86300352753569642 1.4191709329029341E-2 1.9330658996750585E-3 2.0263458867828751E-3 2.0455065611661651E-3 3.9864868009740401E-2 2.0125696449723898 0.19187619644319343 Other 0.23426139203706839 0.23562404489592054 0.20905605031796692 5.266716240557362E-2 2.9543180734058982E-2 1.6515968817476287E-2 1.6515968885695124E-2 0.7941837680937599 7.5716614865690465E-2 2.8583812946163669 1.774308870231617 1.2834675007069962 0.75550062404524887 0.72517786966084197 1.3415492623286425 1.7505114936054356 10.488896915195149 2017 2018 2019 2020 2021 2022 >2022 USD 1.5346152808289992 0.67568129779999997 1.0602197410600001 0.70090039574000018 0.69360834304000007 1.32298778695 1.6941306567100001 0.73240718869111621 RUB 1.0895046217502995 0.86300352753569642 1.4191709329029341E-2 1.9330658996750585E-3 2.0263458867828751E-3 2.0455065611661651E-3 3.9864868009740401E-2 0.19187619644319343 Other 0.23426139203706839 0.23562404489592054 0.20905605031796692 5.266716240557362E-2 2.9543180734058982E-2 1.6515968817476287E-2 1.6515968885695124E-2 7.5716614865690465E-2

LIQUIDITY ANALYSIS

Group Cash breakdown by currency

(December 31, 2016)


[VALUE]
[VALUE]
USD
Other

Group cash: USD 3.3 billion

Unused RCF headroom at the end 4Q16:

VimpelCom - syndicate	USD 1.8 billion
PJSC VimpelCom - Sberbank	RUB 15 billion (USD 0.2 billion)

Unused VF/CF headroom at the end

VimpelCom - CDB	RMB 0.6 billion (USD 0.1 billion)
Algeria - syndicate	DZD 32 billion (USD 0.3 billion)

New multi-currency[1] term and revolving facilities agreement up to USD 2.25 billion signed with several international banks in February 2017

[1] Borrower VimpelCom Holdings, with the option to make each drawdown under the facilities in either USD or EUR

  Debt by entity As at 31 December 2016, USD millions

PAKISTAN: DOUBLE DIGIT GROWTH CONTINUES, INTEGRATION ONGOING

VEON

SERVICE REVENUE
(PKR BILLION)



+45.0% YoY
+14.6% YoY organic
36.1
36.7
[VALUE]
[VALUE]
[VALUE]
[VALUE]
[VALUE]
[VALUE]
4Q15
3Q16
4Q16

MOBILE CUSTOMERS
(MILLION)



+42.4% YoY
+14.0% YoY organic
46.5
51.6
10.3
10.3
[VALUE]
[VALUE]
4Q15
4Q16

EBITDA AND EBITDA MARGIN
(PKR BILLION AND %)



+24.3% YoY
+14.9% YoY organic
[VALUE]
[VALUE]
[VALUE]
2.0
2.2
1.0
10.9
13.2
12.5
[VALUE]
[VALUE]
[VALUE]
4Q15
3Q16
4Q16

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE
(PKR BILLION AND %)



+41.0% YoY
+34.2% YoY organic
7.2
[VALUE]
2.4
0.5
9.6
[VALUE]
[VALUE]
4Q15
4Q16

- Merger integration execution ahead of schedule:
  - annual run-rate of PKR 8.2 billion (USD 78 million) synergies already achieved
  - Mobilink and Warid rebranded as "Jazz" in January 2017
- Double digit revenue growth, supported by all revenue streams, resulting in revenue market share gain
- In Q4 2016 mobile data revenue organic growth of 61.7% YoY; MFS revenue growth of 34.2% YoY
- In Q4 Underlying EBITDA margin[1] of merged entity, excluding transformation/integration costs, of 40.3%
- FY 2016 OCF margin[2] of 26%
- First dividend declared in 11 years
  - Gross amount ~PKR 5 billion (~USD 50 million)

Warid contribution; Q4 2015 total figures are pro-forma, including intercompany transactions with Mobilink
Organic YoY change represents standalone performance of Mobilink
[1] Q4 2016 EBITDA negatively impacted by one-offs of transformation/integration costs of PKR 2.1 billion; Q4 2015 EBITDA negatively impacted by a one-off of PKR 0.2 billion related to transformation costs
[2] Operating Cash flow margin= (Underlying EBITDA-Capex excl. licenses) /Total revenue

108

BANGLADESH: CUSTOMER GROWTH IN A COMPETITIVE MARKET

VEON

SERVICE REVENUE
(BDT BILLION)



-2.0% YoY
[VAL UE]
[VAL UE]
[VAL UE]
4Q15
3Q16
4Q16

MOBILE CUSTOMERS
(MILLION)



-5.9% YoY
[VAL UE]
[VAL UE]
4Q15
4Q16

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)



+9.9% YoY
-10.8% YoY Underlying1
[VALU E]
[VALU E]
[VALU E]
33.1%
46.7%
[VALUE]
4Q15
3Q16
4Q16

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE
(BDT BILLION AND %)



+56.4%
3.3
[VAL UE]
22.2%
[VALU E]
4Q15
4Q16

- Service revenue decreased 2% YoY:
  - aggressive competition on price and offers, accelerated after the SIM-verification and in-market consolidation
  - additional supplementary duties introduced in H1 2016
  - gap in 3G network especially in semi-rural and urban areas
- Sustained strong growth in data revenue of 51% YoY
- Customer grew by 1.4 million QoQ; excluding the SIM re-verification impact of 3.8 million SIM blocking, the customer base in 4Q16 would have increased by ~6% YoY
- Underlying EBITDA declined as a result of accelerated customer acquisition activity during the quarter
- 3G coverage reached 59% of population; Banglalink is addressing the gap versus competitors, aiming at substantially improving the 3G network in 2017
- FY 2016 OCF margin[2] of 24.3%

[1] *Q4 2016 EBITDA negatively impacted by one-offs due to transformation of BDT 0.8 billion; Q4 2015 EBITDA negatively impacted by one-offs, including transformation costs, of BDT 1.8 billion*
[2] *Operating Cash flow margin= (Underlying EBITDA-Capex excl. licenses) /Total revenue*

109

Service revenue continued to decrease double digit YoY, notwithstanding strong data revenue (+70% YoY) New CEO on board since 26 January, leading a renewed management team committed to the turnaround Key focal points of the mid-term turnaround: strengthening the organization, focus on commercial distribution, both direct and indirect keeping positive momentum in 4G/LTE roll-out, already completed in 20 willayas, keeping Djezzy ahead of competition Customer base increased QoQ Underlying EBITDA margin continued to be above 50%, as a result of Performance Transformation program FY 2016 OCF margin2 of 38% Service revenue (DZD BILLION) Mobile customers (MILLION) EBITDA and EBITDA margin (DZD BILLION and %) Capex excl. licenses and LTM capex/revenue (DZD BILLION and %) Algeria: continued pressure on results -4.2% YoY 1 Q4 2016 EBITDA negatively impacted by one-offs, due to transformation costs, of DZD 0.2 billion; Q4 2015 EBITDA negatively impacted by one-offs, due to transformation costs, of DZD 1.3 billion 2 Operating Cash flow margin= (Underlying EBITDA-Capex excl. licenses)/Total revenue -19.9% YoY -24.4% YoY underlying1 -15.6% YoY -13.7% YoY

Clear market leader in challenging environment Annual churn at historic low of 18% Service revenue increased 12% YoY, with mobile data revenue growing at 63% YoY Underlying EBITDA increased 19% YoY with a margin of 52.4% FY 2016 OCF margin2 a robust 36% Kyivstar 3G population coverage reached 61% from 35% at the end of 2015 Service revenue (UAH BILLION) Mobile customers (MILLION) EBITDA and EBITDA margin (UAH BILLION and %) Capex excl. licenses and LTM capex/revenue (UAH BILLION and %) Ukraine: strong results +2.6% YoY 1 Q4 2016 EBITDA negatively impacted by provisions for penalties and tax related issues of UAH 240 million 2 Operating Cash flow margin= (Underlying EBITDA-Capex excl. licenses)/Total revenue +5.1% YoY +19% YoY (underlying)1 -3.8% YoY +11.8% YoY

Clear leader in NPS Mobile service revenue grew 4% YoY, despite increased competition Mobile data revenue grew 9% YoY Underlying EBITDA decreased by 12.0%, due to increased business costs and increased customer taxes, which impacted EBITDA margin negatively by 4.2 p.p. Capex increased due significant network investments Strong OCF margin2 of 30.1% Structural approach to start cash upstreaming Service revenue (UZS BILLION) Mobile customers (MILLION) EBITDA and EBITDA margin (UZS BILLION and %) Capex excl. licenses and LTM capex/revenue (UZS BILLION and %) Uzbekistan: STRENGHTENED MARKET POSITION -4.1% YoY 1 Q4 2016 EBITDA positively impacted by reversal of provision related to a court case of UZS 39.9 billion 2 Operating Cash flow margin= (Underlying EBITDA-Capex excl. licenses)/Total revenue +0.2% YoY -12.0% YoY (underlying)1 +442.0% YoY +4.3% YoY

Wind Tre fully operational since December 30, 2016 The leading mobile operator in Italy with a customer base exceeding 31 million and market share above 37% Healthy service revenue1 growth of 2.1% with positive trends in all segments Strong EBITDA underlying2 growth of 7.5% with EBITDA margin at 34.8% Merger integration is on track Service revenue1 (EUR MILLION) Mobile customers (MILLION) EBITDA and EBITDA margin (EUR MILLION and %) Capex excl. licenses and LTM capex/revenue (EUR MILLION and %) Italy: WIND TRE HITS THE MARKET COMBINED DATA +0.4% YoY 1 Q4 2015 mobile service revenue doesn’t include EUR 20 million, related to adjustment to H3G termination rate, included in other revenue 2 Q4 2015 mobile service revenue doesn’t include EUR 20 million, related to adjustment to H3G termination rate, included in other revenue. Q4 2016 EBITDA negatively impacted by approximately EUR 60 million of integration costs. Q4 2015 EBITDA negatively impacted by EUR 19 million of restructuring costs +13.9% YoY +12.3% YoY +2.1% YoY

FOREX

VimpelCom Ltd.	Average and closing rates of functional currencies to USD
Index sheet

			Average rates			Average rates			Closing rates
Consolidated VIP Ltd.			4Q16	4Q15	YoY	FY16	FY15	YoY	4Q16	3Q16	QoQ
Consolidated	Russian Ruble	RUB	63.07	65.94	-4.4%	67.03	60.96	10.0%	60.66	63.16	-4.0%
Customers	Euro	EUR	0.93	0.91	1.6%	0.90	0.90	0.3%	0.95	0.89	6.8%
EBITDA reconciliation	Algerian Dinar	DZD	110.58	106.81	3.5%	109.43	100.37	9.0%	110.40	109.62	0.7%
Russia	Pakistan Rupee	PKR	104.78	104.94	-0.2%	104.72	102.75	1.9%	104.37	104.46	-0.1%
Italy	Bangladeshi Taka	BDT	78.62	78.46	0.2%	78.44	77.96	0.6%	78.92	78.38	0.7%
Algeria	Ukrainian Hryvnia	UAH	25.89	22.85	13.3%	25.55	21.83	17.0%	27.19	25.91	4.9%
Pakistan	Kazakh Tenge	KZT	335.07	300.44	11.5%	341.76	222.25	53.8%	333.29	335	-0.5%
Bangladesh	Uzbekistan Som	UZS	3,129	2,712	15.4%	2,966	2,569	15.5%	3,231.48	3,010	7.4%
Ukraine	Armenian Dram	AMD	478.84	478.50	0.1%	480.45	477.82	0.6%	483.94	474.46	2.0%
Uzbekistan	Kyrgyz Som	KGS	68.83	72.25	-4.7%	69.90	64.48	8.4%	69.23	67.93	1.9%
	Georgian Lari	GEL	2.50	2.40	4.1%	2.37	2.27	4.3%	2.65	2.33	13.6%

VimpelCom Ltd. with Italy classified as held for sale from 3Q15 index page

(in USD million, unless stated otherwise, unaudited)

Consolidated*	1Q14 Pro Forma	2Q14 Pro Forma	3Q14 Pro Forma	4Q14 Pro Forma	1Q15 Pro Forma	2Q15 Pro Forma	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,296	2,017	2,152	2,362	2,354	13,517	9,606	8,885
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,188	1,948	2,085	2,276	2,244	13,231	9,313	8,553
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	758	795	896	783	5,560	2,875	3,232
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.3%	37.6%	37.0%	37.9%	33.3%	41.1%	29.9%	36.4%
EBIT	770	766	873	(536)	308	530	(480)	166	304	283	406	91	1,873	524	1,084
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(82)	154	96	186	(3)	375	(595)	433
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	58	188	138	445	1,643	(647)	(655)	2,414
Capital expenditures (CAPEX)(6)	650	1,141	801	840	263	590	459	709	195	348	425	770	3,434	2,033	1,741
CAPEX excluding licenses(6)	531	764	739	799	210	462	448	649	151	306	382	754	2,833	1,779	1,594
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	28%	8%	14%	16%	32%	21%	19%	18%
Operating cash flow (EBITDA-CAPEX excluding licenses)	965	705	781	275	727	607	570	162	607	489	514	29	2,727	1,096	1,638
OCF margin (%)	28%	20%	22%	9%	31%	24%	23%	7%	30%	23%	22%	1%	20%	11%	18%

VimpelCom Ltd. before Italy was classified as held for sale

(in USD million, unless stated otherwise, unaudited)

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	5,024	5,067	5,145	4,391	3,515	3,759	23,061	22,546	19,627
Service revenue	4,810	4,861	4,847	4,207	3,358	3,610	22,122	21,531	18,725
EBITDA	2,088	2,076	2,205	1,600	1,396	1,511	9,768	8,260	7,970
EBITDA margin (%)	41.6%	41.0%	42.9%	36.4%	39.7%	40.2%	42.4%	36.6%	40.6%
EBIT	924	938	1,143	(421)	879	646	4,171	346	2,586
Profit/(Loss) before tax	246	479	110	(1,016)	444	188	2,282	(2,024)	(181)
Net income/(loss)	38	100	104	(935)	184	108	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	735	1,331	978	1,211	460	804	4,120	4,306	4,256
CAPEX excluding licenses	725	1,017	964	1,201	407	675	4,120	3,998	3,908
CAPEX excluding licenses / revenue	14%	20%	19%	27%	12%	18%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,363	1,059	1,241	399	989	836	5,648	4,262	4,062
OCF margin (%)	27%	21%	24%	9%	28%	22%	24%	19%	21%

*Notes:

(1)	The Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue
(2)	EBITDA 4Q15 was restated due to late adjustments

VimpelCom Ltd.

index page

(in million)

Mobile Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Russia	55.7	57.2	59.0	59.8	57.6	57.4	58.1	58.3	57.2	59.8	58.3
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	17.7	17.0	16.3
Pakistan	38.2	33.4	35.2	36.2	38.1	39.1	51.0	51.6	38.5	36.2	51.6
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.8	32.3	30.4
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.2	25.4	26.1
Kazakhstan	9.6	9.7	9.8	9.5	9.2	9.4	9.4	9.0	9.8	9.5	9.0
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	10.6	9.9	9.5
Other	6.1	6.1	6.1	6.0	5.8	5.8	6.1	6.1	6.1	6.0	6.1
Armenia	0.8	0.8	0.8	0.8	0.8	0.9	0.9	0.9	0.8	0.8	0.9
Tajikistan	1.3	1.2	1.2	1.2	1.2	1.1	1.1	1.1	1.3	1.2	1.1
Georgia	1.3	1.3	1.4	1.3	1.2	1.2	1.3	1.3	1.3	1.3	1.3
Kyrgystan	2.7	2.8	2.7	2.7	2.6	2.6	2.8	2.9	2.7	2.7	2.9
Laos	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.2	0.2	0.3
Total without Italy**	195.1	192.0	195.5	196.3	194.0	194.1	205.5	207.5	197.1	196.3	207.5
Italy	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	21.6	21.1	31.3
Total on combined basis	216.5	213.4	216.8	217.4	215.0	214.9	226.2	238.9	218.7	217.4	238.9

Fixed line Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Russia	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.2		—	2.2
Algeria	—	—	—	—	—	—	—	—		—	—
Pakistan	—	—	—	—	—	—	—	—		—	—
Bangladesh	—	—	—	—	—	—	—	—		0.8	—
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8		0.2	0.8
Kazakhstan	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3		0.0	0.3
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	—		0.2	—
Other	0.2	0.2	0.2	0.1	0.1	0.1	0.1	—	—	2.2	—
Armenia	0.2	0.2	0.2	0.1	0.1	0.1	0.1	—		—	—
Tajikistan	—	—	—	—	—	—	—	—		—	—
Georgia	—	—	—	—	—	—	—	—		—	—
Kyrgystan	—	—	—	—	—	—	—	—		2.2	—
Laos	—	—	—	—	0.0	—	0.0	0.0		—	0.0
Total without Italy**	3.5	3.4	3.4	3.4	3.4	3.2	3.0	3.3	—	3.4	3.3
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3		—	2.3
Total on combined basis	5.7	5.6	5.6	5.7	5.7	5.5	5.4	5.6		3.4	5.6

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe, customers for Algeria have been restated
**	Starting from 3Q15 Italian business is classified as held for sale

VimpelCom Ltd.

EBITDA Underlying Reconciliation

	(USD mln)										( LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY15	FY16	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY15	FY16
Russia
EBITDA Reported	421	524	455	424	328	414	413	419	1,823	1,574	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	110,145	104,790
Site capitalization				(30)					(30)	—				(2,152)					(2,152)	—
A/R inventory and provision				2					2	—				132					132	—
PT Costs					1	3	6	1	—	11					53	177	379	86	—	695
EBITDA Underlying	421	524	455	396	328	417	419	420	1,795	1,585	26,130	27,536	28,466	25,992	24,463	27,446	27,090	26,487	108,125	105,486
Algeria
EBITDA reported	169	175	178	162	158	128	135	125	684	547	15,723	17,199	18,330	17,302	17,060	14,019	14,868	13,851	68,554	59,798
PT Costs				6		0	13	2	6	15				677		10	1,432	195	677	1,637
A/R and inventory provision				6					6	—				593					593	—
EBITDA Underlying	169	175	178	174	158	128	148	127	696	562	15,723	17,199	18,330	18,572	17,060	14,029	16,300	14,045	69,824	61,435
Pakistan
EBITDA reported	96	106	103	104	116	115	147	129	409	507	9,725	10,828	10,620	10,872	12,166	12,000	15,387	13,509	42,044	53,063
SIM re-verification costs	8	6							14	—	766	611							1,377	—
PT Costs				2	3	15	7	20	2	45				188	339	1,532	770	2,069	188	4,709
Other		(9)	(7)						(16)	—		(916)	(666)						(1,582)	—
Warid								8	—	8								838	—	838
EBITDA Underlying	103	103	97	106	119	129	154		409	560	10,491	10,522	9,954	11,060	12,505	13,532	16,156	16,417	42,027	58,611
Bangladesh
EBITDA Reported	60	63	69	51	70	69	73	55	242	267	4,635	4,930	5,339	3,967	5,500	5,386	5,721	4,357	18,871	20,964
PT Costs				4	4	2		10	4	16				333	351	131		771	333	1,252
Sim verification						4			—	4						333			—	333
SIM tax provision			2	12					14	—			156	923					1,079	—
A/R and inventory provision				7					7	—				526					526	—
EBITDA Underlying	60	63	71	74	75	75	73	65	267	288	4,635	4,930	5,495	5,749	5,850	5,849	5,721	5,128	20,809	22,549
Ukraine
EBITDA Reported	63	70	84	75	71	80	86	69	292	306	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	6,332	7,811
PT Costs					0	0			—	0					1	1			—	2
Reversal of tax provisions					(1)				—	(1)					(22)				—	(22)
Provisions for penalties and tax related issues										—								240	—
EBITDA Underlying	63	70	84	75	70	80	86	69	292	306	1,278	1,512	1,835	1,706	1,801	2,027	2,170	1,793	6,332	7,791
Uzbekistan
EBITDA reported	105	113	99	121	100	94	96	105	437	395	256,637	284,201	255,021	327,858	284,934	273,119	286,793	328,420	1,123,718	1,173,267
Legal provision			16						16	—			43,066						43,066	—
Return of litigation losses					(2)			(12)	—	(14)					(5,159)			(39,881)	—	(45,040)
Return of bad debt losses					(1)				—	(1)					(3,948)				—	(3,948)
EBITDA Underlying	105	113	115	121	97	94	96	92	453	379	256,637	284,201	298,087	327,858	275,827	273,119	286,793	288,539	1,166,784	1,124,279
Other
EBITDA reported	127	138	132	93	43	16	60	52	490	170										—
Other	—	—	5	1	1	38	(5)	11	6	45										—
EBITDA Underlying	127	138	137	94	44	54	55		496	153										—
HQ
Uzbekistan Provision			900	11					911	—
PT Costs			44	65	35	54	45	29	109	163
Other								58	—	58

VIP Group Reported	938	1,069	58	811	758	795	896	783	2,875	3,232
One-offs	8	(3)	960	86	40	116	66	126	1,051	349
VIP Group Underlying	945	1,066	1,018	897	799	911	962	910	3,926	3,581

Russia

index page

(in USD million, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	1,893	1,964	2,021	1,580	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	7,459	4,583	4,097
EBITDA**	760	813	827	580	421	524	455	424	328	414	413	419	2,980	1,823	1,574
EBITDA margin (%) **	40.1%	41.4%	40.9%	36.6%	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	40.0%	39.2%	38.4%
Capital expenditures (CAPEX)	325	392	419	423	84	216	202	403	48	115	149	350	1,559	906	662
CAPEX excluding licenses	315	378	405	416	80	212	198	343	43	109	146	345	1,514	833	643
Operating cash flow (EBITDA-CAPEX excluding licenses) **	445	435	422	164	341	312	257	81	284	305	267	74	1,466	991	931
OCF margin (%) **	23%	22%	21%	10%	32%	24%	22%	7%	32%	30%	24%	7%	20%	22%	23%

MOBILE	1Q14	2Q14	3Q14	4Q14	4Q15	4Q15	4Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenues	1,540	1,604	1,651	1,275	859	1,066	961	902	733	845	917	940	6,070	3,836	3,435
Service Revenue (Mobile)	1,500	1,569	1,600	1,208	829	1,031	918	846	696	817	882	886	5,877	3,672	3,281
Data Revenue (Mobile)*	251	256	272	224	164	198	177	180	160	186	205	219	1,003	726	770
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.6	57.4	58.1	58.3	57.2	59.8	58.3
Mobile data customers (mln) *	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.5	33.6	35.8	36.0	n.a.	34.3	36.0
ARPU (USD) *	8.9	9.3	9.3	7.0	4.9	5.7	4.8	4.4	3.8	4.6	4.9	4.9	n.a.	n.a.	n.a.
MOU, min	287	310	311	316	303	320	319	319	315	337	335	333	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.1%	13.4%	14.5%	15.7%	0%	0%	0%	0%	16%	14%	14%	15%	n.a.	n.a.	n.a.
MBOU *	n.a.	n.a.	n.a.	n.a.	1,483	1,490		1,790	1,932	1,907	2,040	2,315	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	4Q15	4Q15	4Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	353	360	370	305	202	222	189	182	152	164	174	172	1,388	766	662
Service revenue	348	355	366	303	201	221	188	179	151	163	174	172	1,372	761	660
Broadband revenue	91	93	86	69	53	56	43	41	40	38	34	39	339	196	150
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.2	2.3	2.2	2.2
Broadband ARPU (USD)	13.1	13.5	12.5	10.2	7.6	8.3	6.4	6.2	6.0	6.0	5.9	6.3	n.a.	n.a.	n.a.
FTTB revenue	88	90	83	69	51	55	42	41	39	37	33	38	330	193	148
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.0	1.8	1.7	2.3	2.2	1.7
FTTB ARPU (USD)	13.1	13.5	12.5	10.3	7.6	8.3	6.4	6.2	6.0	6.0	5.9	6.3	n.a.	n.a.	n.a.

(in RUB million, unless stated otherwise, unaudited)
CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	66,148	68,722	73,082	73,947	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	281,898	277,241	273,003
EBITDA**	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	111,935	110,145	104,790
EBITDA margin (%) **	40.1%	41.4%	40.9%	36.6%	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	39.7%	39.6%	38.4%
Capital expenditures (CAPEX)	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	61,309	56,775	42,697
CAPEX excluding licenses *	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	59,675	52,069	41,432
Operating cash flow (EBITDA-CAPEX excluding licenses) **	15,403	15,250	15,214	6,394	20,951	16,372	16,108	4,644	21,229	20,078	17,266	4,786	52,261	58,075	63,359
OCF margin (%) **	23%	22%	21%	9%	32%	24%	22%	7%	32%	30%	24%	7%	21%	21%	23%

MOBILE	1Q14	2Q14	3Q14	4Q14	4Q15	4Q15	4Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenues	53,805	56,133	59,691	59,637	53,364	56,135	60,246	59,450	54,595	55,646	59,276	59,276	229,266	229,195	228,793
Service revenue	52,385	54,883	57,810	56,360	51,488	54,304	57,549	55,690	51,844	53,839	57,016	55,844	221,438	219,031	218,542
Data Revenue *	8,755	8,957	9,829	10,523	10,204	10,420	11,113	11,844	11,935	12,234	13,256	13,806	38,065	43,581	51,232
Customers (mln)	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.6	57.4	58.1	58.3	57.2	59.8	58.3
Mobile data customers (mln) *	n.a.	n.a.	n.a.	n.a.	29.7	30.8	33.3	34.3	32.5	33.6	35.8	36.0	n.a.	34	36.0
ARPU (RUB) *	310	326	336	325	296	312	321	304	286	302	316	307	n.a.	n.a.	n.a.
MOU (min)	287	310	311	316	303	320	319	319	315	337	335	333	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	17%	13%	15%	16%	0%	0%	0%	0%	16%	14%	14%	15%	n.a.	n.a.	n.a.
MBOU *	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,932	1,907	2,040	2,315	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	4Q15	4Q15	4Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	12,343	12,589	13,391	14,309	12,553	11,670	11,845	11,978	11,326	10,777	11,253	10,854	52,632	48,046	44,210
Service revenue	12,175	12,444	13,228	14,217	12,501	11,627	11,806	11,814	11,262	10,739	11,227	10,840	52,064	47,748	44,068
Broadband revenue	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	2,811	2,471	2,175	2,418	12,771	11,983	9,874
Broadband customers (mln)	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.0	1.8	2.2	2.3	2.2	2.2
Broadband ARPU (RUB)	457	474	454	477	459	451	428	432	422	391	378	394	n.a.	n.a.	n.a.
FTTB revenue	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	2,762	2,426	2,144	2,387	12,434	11,761	9,719
FTTB customers (mln)	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.0	1.8	1.7	2.3	2.2	1.7
FTTB ARPU (RUB)	457	473	454	477	459	451	428	432	423	391	378	394	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.
**	EBITDA for 4Q15 was restated due to the late adjustments after publication of 4Q15 Factbook

The Company changed the accounting treatment for certain elements of its mobile content revenue from a gross to a net representation and revised historical results for this effect on mobile service revenue in 2015 and 2016

Algeria

index page

(in USD million, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14**	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	429	437	429	396	323	328	325	299	279	251	264	246	1,690	1,273	1,040
Service revenue	428	434	422	393	320	326	321	292	276	248	263	244	1,678	1,259	1,031
EBITDA	247	238	225	198	169	175	178	162	158	128	135	125	907	684	547
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	43	76	56	415	192	202
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	43	39	56	415	192	165
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	21.8	46	73
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	17.7	17.0	16.3
ARPU (USD)	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	n.a.	n.a.	n.a.
MOU (min)	215	218	213	204	344	387	390	375	351	339	335	323	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	0.0%	9.0%	9.8%	9.4%	9.9%	n.a.	n.a.	n.a.
MBOU *	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	187	76	141	116	124	129	145	93	131	85	96	69	520	491	382
OCF margin (%)	44%	17%	33%	29%	38%	39%	45%	31%	47%	34%	36%	28%	31%	39%	37%

(in DZD billion, unless stated otherwise, unaudited)
MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2		31.9	30.0	27.4	29.0	27.2	136.2	127.6	113.7
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	135.0	126.1	112.7
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	72.6	68.6	59.8
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	53.5%	53.7%	52.6%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	n.a.	19.5	22.1
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	n.a.	19.5	18.1
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	1.6	4.6	8.0
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	17.7	17.0	16.3
ARPU (DZD)	631	657	648	622	569	617	620	608	583	542	584	546	n.a.	n.a.	n.a.
MOU (min) ***	215	205	213	204	344	387	390	375	351	339	335	323	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	0%	9%	10%	9%	10%	n.a.	n.a.	n.a.
MBOU *	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	304	345	447	n.a.	n.a.	n.a.

*	Number of data customers was restated due to a technical reason. As the result of it MBOU was restated as well for periods 1Q15-4Q15

Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies. MoU has been adjusted in 2016 and revised for 2015 due to a change of components in the definition of traffic

Pakistan

index page

(in USD million, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	251	268	241	251	249	257	252	256	273	285	368	369	1,010	1,014	1,295
Service revenue	241	256	230	239	236	244	238	241	257	269	345	346	966	960	1,217
EBITDA	99	104	84	99	96	106	103	104	116	115	147	129	386	409	507
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	40.0%	34.9%	38.2%	40.4%	39.1%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	12	34	73	96	651	238	215
CAPEX excluding licenses	55	110	97	89	26	79	65	68	12	34	73	96	351	238	215
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.0	43.8	47.7	48.7	86	155
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	51.0	51.6	38.5	36.2	51.6
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.2	2.2	2.2	2.2	n.a.	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	692	677	566	585	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	4.0%	5.0%	6.0%	6.0%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	421	464	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	(6)	(13)	10	70	27	39	35	104	80	74	32	35	171	291
OCF margin (%)	18%	(2%)	(5%)	4%	28%	11%	15%	14%	38%	28%	20%	9%	3%	17%	22%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2		26.8	28.6	29.8	38.5	38.7	102.1	104	136
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	28.1	36.1	36.7	97.6	99	128
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	12.0	15.4	13.5	39.0	42	53
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	40.0%	34.9%	38.2%	40.4%	39.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	7.6	10.1	n.a.	25	23
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	3.6	7.6	10.1	n.a.	25	23
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.2	4.6	5.0	4.9	9	16
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	39.1	51.0	51.6	38.5	36.2	51.6
ARPU (PKR)	216	214	195	204	203	225	230	228	234	233	233	229	n.a.	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	692	677	566	585	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	4.0%	5.0%	6.0%	6.0%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	292	421	464	n.a.	n.a.	n.a.

* Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Including Warid proforma Q1 & Q2 2016

(in USD million, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	251	268	241	251	249	257	252	256	351	361	368	369	1,010	1,014	1,450
Service revenue	241	256	230	239	236	244	238	241	332	341	345	346	966	960	1,364
EBITDA	99	104	84	99	96	106	103	104	136	130	147	129	386	409	542
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	55	410	97	89	26	79	65	68	20	57	73	96	651	238	246
CAPEX excluding licenses	55	110	97	89	26	79	65	68	20	57	73	96	351	238	246
Data Revenue	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	48.7	86	168
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	38.5	36.2	51.6
ARPU (USD)	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.3	2.3	2.2	2.2	n.a.	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	628	616	566	585	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	4.9%	6.1%	6.0%	6.0%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	310	421	464	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	(6)	(13)	10	70	27	39	35	116	73	74	32	35	171	296
OCF margin (%)	18%	(2%)	(5%)	4%	28%	11%	15%	14%	38%	28%	20%	9%	3%	17%	20%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	102.1	104	152
Service revenue	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.7	97.6	99	143
EBITDA	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	39.0	42	57
EBITDA margin (%)	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	38.2%	40.4%	37.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	n.a.	25	26
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	n.a.	25	26
Data Revenue	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	4.9	9	18
Customers (mln)	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	38.5	36.2	51.6
ARPU (PKR)	216	214	195	204	203	225	230	228	239	236	233	229	n.a.	n.a.	n.a.
MOU (min) *	213	230	236	273	559	658	684	689	628	616	566	585	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	0.0%	4.9%	6.1%	6.0%	6.0%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	297	298	350	341	304	310	421	464	n.a.	n.a.	n.a.

Bangladesh

index page

(in USD million, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	134	141	142	146	147	151	154	153	155	157	157	152	563	604	621
Service revenue	132	139	140	144	145	149	151	151	153	152	153	147	556	596	606
EBITDA	49	54	56	60	60	63	69	51	70	69	73	55	219	242	267
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	27	43	50	59	12	32	49	42	17	33	22	65	178	134	137
CAPEX excluding licenses	27	43	50	59	12	32	49	42	17	33	22	65	178	134	137
Data Revenue	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	23.2	42	63
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.8	32.3	30.4
ARPU (USD)	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	n.a.	n.a.	n.a.
MOU (min) *	188	201	200	186	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	0.0%	4.5%	4.7%	13.9%	4.6%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	23	11	7	1	48	31	20	9	53	36	51	(9)	41	108	131
OCF margin (%)	17%	8%	5%	0%	32%	21%	13%	6%	34%	23%	33%	-6%	7%	18%	21%

(in BDT billion, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	10.2	10.9	11.0	11.3	11.4	11.8		12.0	12.2	12.3	12.3	12.0	43.7	47.1	48.7
Service revenue	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	43.1	46.4	47.5
EBITDA	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	17.0	18.9	21.0
EBITDA margin (%)	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	38.9%	40.1%	43.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	n.a.	10.5	10.7
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	n.a.	10.5	10.7
Data Revenue	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.96	1.07	1.16	1.30	1.38	1.76	3.3	4.9
Customers (mln)	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.8	32.3	30.4
ARPU (BDT)	117	121	120	122	119	120	121	122	125	126	133	130	n.a.	n.a.	n.a.
MOU (min) *	188	201	200	186	295	300	309	305	311	316	322	322	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	0.0%	4.5%	4.7%	13.9%	4.6%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	167	254	391	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

index page

(in USD million, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	335	259	252	216	151	154	166	152	135	146	155	150	1,062	622	586
EBITDA	162	115	114	92	63	70	84	75	71	80	86	69	483	292	306
EBITDA margin (%)	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	45.2%	47.0%	52.3%
Capital expenditures (CAPEX)	35	30	35	37	45	178	38	38	10	30	34	33	137	298	106
CAPEX excluding licenses	35	30	35	37	32	54	36	38	9	29	33	32	137	160	104
Operating cash flow (EBITDA-CAPEX excluding licenses)	127	85	79	55	31	16	48	37	62	51	52	37	346	133	203
OCF margin (%)	38%	33%	31%	24%	20%	10%	29%	24%	45%	35%	34%	25%	32%	21%	35%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	305	236	232	200	140	143	155	141	125	136	144	139	973	578	545
Service revenue	305	235	231	199	139	142	154	140	125	135	144	139	970	576	542
Data Revenue	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	85	66	95
Customers (mln)	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.2	25.4	26.1
ARPU (USD)	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562	572	559	544	565	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.1%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15		4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	30	24	20	16	11	11	11	11	10	10	10	10	90	45	41
Service revenue	29	24	20	16	11	11	11	11	10	10	10	10	89	45	41
Broadband revenue	13	10	9	8	6	6	6	6	6	6	6	6	40	24	18
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	1	1	1	1	1	0.8	0.8	0.8
Broadband ARPU (USD)	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	2.3	2.5	2.4	0.0	n.a.	n.a.	n.a

(in UAH million, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	12,231	13,475	14,960
EBITDA	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	5,526	6,332	7,811
EBITDA margin (%)	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	45.2%	47.0%	52.2%
Capital expenditures (CAPEX)	305	354	445	554	1,033	3,999	833	875	264	745	868	847	1,658	6,740	2,723
CAPEX excluding licenses*	305	350	444	554	742	1,176	778	869	249	727	860	836	1,652	3,566	2,672
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,125	999	991	757	535	336	1,057	837	1,573	1,300	1,310	957	3,874	2,766	5,140
OCF margin (%)	38%	33%	31%	24%	17%	10%	29%	24%	45%	35%	33%	25%	32%	21%	34%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	11,212	12,508	13,908
Service revenue	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	11,190	12,475	13,851
Data Revenue	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449	496	544	659	731	984	1,442	2,429
Customers (mln)*	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.2	25.4	26.1
ARPU (UAH)	34.6	35.7	37.0	36.1	36.0	38.7	42.2	41.3	41.6	43.7	46.2	45.2	n.a.	n.a.	n.a.
MOU (min)	498	506	517	524	536	530	537	562.0	572.4	558.7	543.9	564.9	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.1%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	260	280	255	225	233	238	238	257	259	262	261	270	1,020	967	1,052
Service revenue	259	279	254	225	233	238	238	257	259	262	261	270	1,017	967	1,052
Broadband revenue	114	111	107	111	117	132	132	143	148	151	150	156	443	524	604
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	49.1	47.1	44.6	45.5	47.7	53.4	54.2	59.0	60.6	61.9	61.8	64.0	n.a.	n.a.	n.a

*	Previous periods were restated due to alignment with the Group definition.

Uzbekistan

index page

(in USD million, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	163	179	190	186	167	175	186	183	165	164	169	165	718	711	663
EBITDA	105	115	127	115	105	113	99	121	100	94	96	105	461	663	395
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	64.2%	61.5%	59.6%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	16	38	91	79	54	174
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	16	38	91	79	54	174
Operating cash flow (EBITDA-CAPEX excluding licenses)	84	104	106	87	105	111	65	101	71	78	59	14	381	383	221
OCF margin (%)	52%	58%	56%	47%	63%	64%	35%	55%	43%	47%	35%	8%	53%	54%	33%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	3Q16	FY14	FY15	FY16
Total operating revenue	161	177	189	184	166	174	184	182	164	163	168	164	711	706	659
Service revenue	161	176	189	184	165	174	183	182	164	163	168	164	710	704	659
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.7	31.8	32.3	31.8	31.8	132.3	136	128
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	10.6	9.9	9.5
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	5.5	4.7	4.6
ARPU (USD)	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	n.a.	n.a.	n.a.
MOU (min) *	465	531	568	528	498	553	550	501	472	522	558	554	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%) *	12%	12%	12%	12%	12%	11%	12%	0%	12%	12%	10%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	8.0	5.4	4.5
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	7.8	5.3	4.5

(in UZS billion, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	363	409	446	445	409	442	480	497	469	479	502	518	1,662	1,829	1,967
EBITDA	234	262	296	274	257	284	255	328	285	273	287	328	1,066	1,124	1,173
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	64.2%	61.5%	59.6%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	47	112	289	184	143	533
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	47	112	289	184	143	533
Operating cash flow (EBITDA-CAPEX excluding licenses)	188	239	249	207	257	281	168	275	200	226	175	39	882	981	640
OCF margin (%)	52%	58%	56%	46%	63%	64%	35%	55%	43%	47%	35%	8%	53%	54%	33%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	359	405	442	441	406	439	476	494	465	475	499	514	1,646	1,815	1,954
Service revenue	358	404	441	441	405	439	475	493	465	475	499	514	1,643	1,811	1,953
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.4	90.3	93.9	94.7	99.4	306.4	349	378
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	10.6	9.9	9.5
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	5.5	4.7	4.6
ARPU (UZS)	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	n.a.	n.a.	n.a.
MOU (min) *	465	531	568	528	498	553	550	501	472	522	558	554	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%) *	12%	12%	12%	12%	12%	11%	12%	0%	12%	12%	10%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15	FY16
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	15.8	13.8	13.3
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	15.6	13.4	13.2

*	Previous periods were restated due to alignment with the Group definition.

Italy

index page

(in EUR million, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	FY14	FY15
Total operating revenue	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,754	4,633	4,428
EBITDA	430	435	521	418	406	397	427	441	381	399	473	551	1,804	1,671
EBITDA margin (%)	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.4%	38.9%	37.7%
Capital expenditures (CAPEX)	137	173	187	261	172	186	170	251	172	192	151	404	757	779
CAPEX excluding licenses	137	173	187	261	172	186	170	251	172	192	151	404	757	779
Operating cash flow (EBITDA-CAPEX excluding licenses)	293	262	334	157	234	212	256	190	209	207	322	147	1,046	892
OCF margin (%)	26%	23%	27%	14%	22%	20%	24%	16%	20%	19%	28%	8%	23%	20%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15
Total operating revenue	827	832	848	820	781	800	818	880	796	824	875	1,446	3,328	3,279
Service revenue	729	737	763	746	705	720	752	736	703	714	765	1,110	2,975	2,913
Data Revenue	132	137	152	152	154	159	172	168	174	179	204	341	573	652
Customers (mln)	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	21.6	21.4
Data customers (mln)	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	12	12	19	10.2	11.6
ARPU (€)	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.5	n.a.	n.a.
of which:
ARPU voice (€)	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.8	n.a.	n.a.
ARPU data (€)	4.2	4.3	4.6	4.5	4.5	4.6		4.8	4.8	4.9	5.5	5.7	n.a.	n.a.
MOU (min.)	254	261	262	274	267	275	263	274	270	280	267	288	n.a.	n.a.
Total traffic (mln. min.)	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	n.a.	n.a.
Churn, annualised rate (%)	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	1,905	2,252	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15
Total operating revenue	316	314	372	302	297	283	272	298	269	268	285	308	1,305	1,150
Service revenue	306	303	291	292	278	277	272	268	263	264	269	278	1,192	1,095
Total voice customers (mln)	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.8	2.8
of which:
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.4	n.a.
Total INDIRECT voice customers (mln)	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.4	n.a.
Total fixed-line ARPU (€)	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	n.a.	n.a.
Total Traffic (mln. min.)	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	n.a.	n.a.

Total Internet customers (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.2	2.3
of which:
Broadband (mln)	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.2	2.3
Broadband ARPU (€)	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	1.9	2.0

*	Pro-forma combined Italy JV financials

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	1,213	1,198	1,212	1,289	1,175	1,233	1,295	1,831	n.a.	4,912
EBITDA	n.a.	n.a.	n.a.	n.a.	459	444	478	497	421	451	528	575	n.a.	1,878
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	39.1%	38.5%	35.8%	36.6%	40.8%	31.4%	n.a.	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	216	168	422	n.a.	869
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	216	168	422	n.a.	869
Operating cash flow (EBITDA-CAPEX excluding licenses)	n.a.	n.a.	n.a.	n.a.	265	237	286	222	230	234	360	154	n.a.	1,009
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	22%	20%	24%	16%	20%	19%	28%	8%	n.a.	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	1Q16	3Q16	4Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	794	797	910	963	878	930	977	1,510	n.a.	3,464
Service revenue	n.a.	n.a.	n.a.	n.a.	794	797	836	806	776	807	854	1,158	n.a.	3,234
Data Revenue	n.a.	n.a.	n.a.	n.a.	167	178	180	199	192	202	227	356	n.a.	724
Customers (mln)	n.a.	n.a.	n.a.	n.a.	19.2	19.1	21.3	21.1	20.9	20.9	20.7	41.2	n.a.	21
Data customers (mln)	n.a.	n.a.	n.a.	n.a.	10.9	11.0	11.3	11.6	11.6	11.7	11.7	14.0	n.a.	11.6
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	11.8	12.6	13.0	12.5	12	13	14	12	n.a.	n.a.
of which :	n.a.	n.a.	n.a.	n.a.									n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	6.9	7.4	7.5	7.2	7	7	7	6	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	4.9	5.2	5.5	5.3	5	6	6	6	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	267	275	263	274	270	280	267	288	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	27.9%	28.8%	30%	30%	32%	34.9%	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,741.7	1,904.6	2,252.0	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	1Q16	3Q16	4Q16	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	334	313	302	326	296	302	318	321	n.a.	1,275
Service revenue	n.a.	n.a.	n.a.	n.a.	313	307	303	293	290	298	300	290	n.a.	1,217
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	n.a.	2.8
of which :
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	n.a.	n.a.
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	n.a.	n.a.
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	30.2	31.4	31.3	30.6	30	30	30	30	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	n.a.	n.a.

Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	n.a.	2.3
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	n.a.	2.3
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	22.8	23.8	23.8	22.7	23	24	24	23	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	2	2	2	2	2.1	2.1	2.1	n.a.	n.a.	2

PRO-FORMA COMBINED

(in EUR million, unless stated otherwise, unaudited)

CONSOLIDATED	4Q15	4Q16
Total operating revenue	1,741	1,754
Underlying EBITDA*	550	551
EBITDA margin (%)	31.6%	31.4%
Capital expenditures (CAPEX)	360	404
CAPEX excluding licenses	360	404
Operating cash flow (EBITDA-CAPEX excluding licenses)	190	147
OCF margin (%)	11%	8%

MOBILE	4Q15	4Q16
Total operating revenue	1,443	1,446
Service revenue	1,091	1,110
Data Revenue	313	341
Customers (mln)	31.2	31.3
Data customers (mln)	18.5	19.2
ARPU (€)	11.4	11.5
of which :
ARPU voice (€)	5.9	5.8
ARPU data (€)	5.4	5.7
MOU (min.)	277	288
Total traffic (mln. min.)	25,951	27,058
Churn, annualised rate (%)	34.7%	34.9%
MBOU	n.a.	n.a.

FIXED-LINE	4Q15	4Q16
Total operating revenue	298	308
Service revenue	268	278
Total voice customers (mln)	2.8	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.5
Total INDIRECT voice customers (mln)	0.4	0.2
Total fixed-line ARPU (€)	28.0	29
Total Traffic (mln. min.)	2,763	2,422

Total Internet customers (mln)	2.3	2.3
of which :
Broadband (mln)	2.3	2.3
Broadband ARPU (€)	20.9	22

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	4Q15	4Q16
Total operating revenue	1,943	1,831
EBITDA	614	575
EBITDA margin (%)	31.6%	31.4%
Capital expenditures (CAPEX)	401	422
CAPEX excluding licenses	401	422
Operating cash flow (EBITDA-CAPEX excluding licenses)	212	154
OCF margin (%)	11%	8%

MOBILE	4Q15	4Q16
Total operating revenue	1,610	1,510
Service revenue	1,218	1,158
Data Revenue	350	356
Customers (mln)	28	28.6
Data customers (mln)	14	14.0
ARPU (USD)	13	12.0
of which :
ARPU voice (USD)	6.6	6.0
ARPU data (USD)	6.1	5.9
MOU (min.)	309	316
Total traffic (mln. min.)	31,965	32,404
Churn, annualised rate (%)	37.9%	36.3%
MBOU	1,381	2,003

FIXED-LINE	4Q15	4Q16
Total operating revenue	333	321
Service revenue	299	290
Total voice customers (mln)	2.8	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.5
Total INDIRECT voice customers (mln)	0.4	0.2
Total fixed-line ARPU (USD)	31.3	30
Total Traffic (mln. min.)	3,191	2,868

Total Internet customers (mln)	2.3	2.3
of which :
Broadband (mln)	2.3	2.3
Broadband ARPU (USD)	23.3	23.3